EXHIBIT 99.2

March 24, 2006

Dear Shareholders:

On behalf of the Board of Directors, I would like to invite you to attend Barrick’s Annual and Special Meeting of Shareholders to be held on Thursday, May 4, 2006 at 10:00 a.m. (Eastern Standard Time) in the John Bassett Theatre of the Metro Toronto Convention Centre, Toronto, Ontario.

At the meeting, we will report to you on the Company’s performance in 2005 and our plans for the future. You will also be able to meet and ask questions of the Board of Directors and senior management.

The enclosed Management Information Circular describes the business to be conducted at the meeting. It is important that you exercise your vote, either in person at the meeting or by completing and sending in your proxy form.

If you are unable to attend the meeting in person, you may listen to a live webcast of the meeting, which will be available at www.barrick.com, starting at 10:00 a.m. (Eastern Standard Time). The recorded version of the meeting will be available at www.barrick.com until the next Annual Meeting of Shareholders.

We hope that we will have the opportunity to welcome you to this year’s Annual and Special Meeting.

Sincerely,

PETER MUNK
Chairman

BARRICK GOLD CORPORATION

BCE Place, Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212
Toronto, Ontario, Canada M5J 2S1

Notice of the Annual and Special Meeting of Shareholders

     NOTICE is hereby given that the Annual and Special Meeting of the Shareholders (the “Meeting”) of Barrick Gold Corporation (the “Company” or “Barrick”) will be held in the John Bassett Theatre of the Metro Toronto Convention Centre, Toronto, Ontario on Thursday, May 4, 2006 at 10:00 a.m. (Toronto time) in order to:

1.	receive the consolidated financial statements of the Company for the year ended December 31, 2005 and the auditors’ report thereon;

2.	elect directors;

3.	appoint auditors and authorize the directors to fix their remuneration;

4.	consider and, if deemed appropriate, adopt a special resolution (the full text of which is set out in Appendix B to the accompanying Management Information Circular and Proxy Statement (the “Circular”)) (the “Continuance and Arrangement Resolution”) in respect of the continuance and arrangement of the Company, all as more particularly described in the accompanying Circular; and

5.	transact such other business as may properly be brought before the Meeting and any postponement or adjournment thereof.

     Barrick’s Board of Directors has fixed the close of business on March 16, 2006 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting. Only the holders of record of Barrick common shares and Barrick Gold Inc. exchangeable shares are entitled to have their votes counted at the Meeting. Computershare Investor Services Inc., as the holder of the Barrick special voting share, will cast the votes attributable to the Barrick Gold Inc. exchangeable shares as instructed by the holders thereof. Holders who have acquired Barrick common shares after the record date are entitled to vote those shares at the Meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and requesting the inclusion of their name in the list of shareholders not later than ten days before the date of the Meeting.

                DATED at Toronto, Ontario, this 24th day of March, 2006.

By Order of the Board of Directors,

Sybil E. Veenman
Vice-President, Assistant General Counsel and Secretary

     Shareholders are cordially invited to attend the Meeting. Shareholders are urged to complete and return the enclosed proxy or voting instruction form promptly. To be effective, Barrick proxies must be received at the Toronto office of CIBC Mellon Trust Company, the Company’s registrar and transfer agent, by 5:00 p.m. (Toronto time) on May 3, 2006 or the last business day prior to any adjourned or postponed Meeting. Barrick Gold Inc. voting instruction forms must be received at the Toronto office of Computershare Investor Services Inc. by 5:00 p.m. (Toronto time) on May 2, 2006 or the second last business day before any adjourned or postponed Meeting. Shareholders whose shares are held by a nominee may receive either a voting instruction form or form of proxy and should follow the instructions provided by the nominee.

     A shareholder of Barrick who dissents from the Continuance and Arrangement Resolution is entitled to be paid the fair value of his or her shares in accordance with section 185 of the Business Corporations Act (Ontario). In addition, a shareholder of Barrick who dissents from the Continuance and Arrangement Resolution is entitled, alternatively, to be paid the fair value of his or her shares in accordance with section 191 of the Business Corporations Act (Alberta). For further information, refer to “Dissent Rights” in the Circular.

     Proxies will be counted and tabulated by CIBC Mellon Trust Company, the Company’s registrar and transfer agent, in such a manner as to protect the confidentiality of how a particular shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest, or where it is necessary to determine the proxy’s validity or to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders.

BARRICK GOLD CORPORATION

BCE Place, Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212
Toronto, Ontario, Canada M5J 2S1

MANAGEMENT INFORMATION CIRCULAR

AND PROXY STATEMENT

      This Management Information Circular and Proxy Statement (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Barrick Gold Corporation (the “Company” or “Barrick”) for use at the Annual and Special Meeting of Shareholders (or any postponement or adjournment thereof) of Barrick (the “Meeting”) to be held at 10:00 a.m. (Toronto time) on Thursday, May 4, 2006 in the John Bassett Theatre of the Metro Toronto Convention Centre, Toronto, Ontario for the purposes set forth in the accompanying Notice of Meeting.

      The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally by telephone by regular employees of the Company for which no additional compensation will be paid. In addition, Barrick has retained Kingsdale Shareholder Services Inc. to assist in the solicitation of proxies in the United States and Canada for estimated fees of Cdn$100,000. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, the proxy form, the voting instruction form and any other material relating to the Meeting and the cost of soliciting proxies has been or will be borne by Barrick. The Company will reimburse brokers and other entities for costs incurred by them in mailing soliciting materials to the beneficial owners of common shares of Barrick (“Barrick Common Shares”) and Barrick Gold Inc. (formerly, Homestake Canada Inc.) exchangeable shares (“BGI Exchangeable Shares”). It is anticipated that copies of this Circular, the Notice of Meeting, and accompanying proxy form or voting instruction form will be distributed to shareholders on or about March 31, 2006.

      This Circular provides the information that you need to vote at the Meeting.

•	If you are a registered holder of Barrick Common Shares, we have enclosed a proxy form that you can use to vote at the Meeting.

•	If you are a registered holder of BGI Exchangeable Shares, we have enclosed a voting instruction form that you can use to give the voting instructions that indirectly permit you to vote such shares.

•	If your Barrick Common Shares or BGI Exchangeable Shares are held by a nominee, you may receive either a form of proxy or voting instruction form and should follow the instructions provided by the nominee.

      Unless otherwise indicated, the information in this Circular is given as at March 1, 2006.

      Unless otherwise indicated, all dollar references in this Circular are to United States dollars and all references to financial results are based on our financial statements prepared in accordance with U.S. GAAP. Unless otherwise indicated, all references to “US$” or “$” are to U.S. dollars and all references to “Cdn$” are to Canadian dollars. The annual average exchange rate for 2005 reported by the Bank of Canada was U.S. $1.00 = Cdn$1.2116.

      These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and Barrick or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, Barrick (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING INFORMATION

Voting Matters

      At the Meeting, shareholders are voting on the election of directors, the appointment of auditors and authorization of the Board of Directors to fix their remuneration and the continuance and arrangement of the Company.

Who Can Vote

      The record date for the Meeting is Thursday, March 16, 2006. Holders of Barrick Common Shares or BGI Exchangeable Shares as of the close of business on Thursday, March 16, 2006 are entitled to vote. Each Barrick Common Share is entitled to one vote on those items of business identified in the Notice of Meeting. Each BGI Exchangeable Share is entitled to exercise the same voting rights as 0.53 of a Barrick Common Share. These voting rights are exercised by Computershare Investor Services Inc. as the holder of the Barrick special voting share.

      If you have acquired Barrick Common Shares after the record date, you are entitled to vote those shares at the Meeting upon producing properly endorsed share certificates or otherwise establishing share ownership, and requesting the inclusion of your name in the list of shareholders not later than ten days before the date of the Meeting.

Voting your Barrick Common Shares

          Registered Shareholders

      If you are a registered shareholder, you may vote in person at the Meeting or give another person authority to represent you and vote your shares at the Meeting, as described under “— Voting by Proxy”.

          Non-registered Shareholders

      Your Barrick Common Shares may not be registered in your name but in the name of a nominee, which is usually a trust company, securities broker or other financial institution. If your shares are registered in the name of a nominee, you are a non-registered shareholder. Your nominee is required to seek your instructions as to how to vote your shares. You may vote your Barrick Common Shares through your nominee or in person.

      To vote your Barrick Common Shares through your nominee, you should follow the instructions of your nominee with respect to the procedures to be followed for voting. Generally, nominees will provide non-registered shareholders with either: (a) a voting instruction form for completion and execution by you, or (b) a proxy form, executed by the nominee and restricted to the number of shares owned by you, but otherwise uncompleted. These procedures are to permit non-registered shareholders to direct the voting of the Barrick Common Shares that they beneficially own.

      If you are a non-registered shareholder, to vote your shares in person at the Meeting, you should take the following steps:

(1)	appoint yourself as the proxyholder by writing your own name in the space provided on the voting instruction form or form of proxy, and

(2)	follow the nominee’s instructions for return of the executed form or other method of response.

      Do not otherwise complete the form as your vote, or your designate’s vote, will be taken at the Meeting.

Voting by Proxy

      If you will not be at the Meeting or do not wish to vote in person, you may still vote by using the enclosed proxy form. A proxy must be in writing and must be executed by you or by your attorney authorized in writing, unless you have chosen to complete your proxy by telephone or the Internet, as described on the enclosed proxy form.

          Your Proxy Vote

      On the proxy form, you can indicate how you want to vote your Barrick Common Shares, or you can let your proxyholder decide for you.

      All Barrick Common Shares represented by properly completed proxies received at the Toronto office of CIBC Mellon Trust Company by 5:00 p.m. (Toronto time) on Wednesday, May 3, 2006 or the last business day before any adjourned or postponed Meeting will be voted or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting.

      If you give directions on how to vote your shares, your proxyholder must vote your shares according to your instructions. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your Barrick Common Shares will be voted as follows:

•	FOR the election of the 16 nominees as directors;

•	FOR the appointment of PricewaterhouseCoopers LLP as independent auditors for 2006 and the authorization of the directors to fix their remuneration; and

•	FOR the continuance and arrangement of the Company as set out in Appendix B to the Circular.

          Appointing a Proxyholder

      A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of Barrick. Simply fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are officers of Barrick, are appointed to act as your proxyholder.

      Your proxy authorizes the proxyholder to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting.

          Revoking Your Proxy

      If you give a proxy, you may revoke it at any time before it is used by doing any one of the following:

•	You may send another proxy form with a later date to the Toronto office of CIBC Mellon Trust Company, but it must reach CIBC Mellon Trust Company by 5:00 p.m. (Toronto time) on Wednesday, May 3, 2006 or the last business day before any adjourned or postponed Meeting.

•	You may deliver a signed written statement, stating that you want to revoke your proxy, to the Secretary of the Company no later than 5:00 p.m. (Toronto time) on Wednesday, May 3, 2006, or the last business day before any adjourned or postponed Meeting, at BCE Place, Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, M5J 2S1 or by facsimile at (416) 861-8243 or 1-866-781-3111 (within Canada and the United States).

•	You may attend the Meeting and notify the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your proxy.

•	You may revoke your proxy in any other manner permitted by law.

Voting Your BGI Exchangeable Shares

      BGI Exchangeable Shares are each exchangeable at any time for 0.53 of a Barrick Common Share. Your BGI Exchangeable Shares give you essentially the same economic rights and, indirectly, the same voting rights that you would have if you held Barrick Common Shares. Each BGI Exchangeable Share entitles you to receive dividends from Barrick Gold Inc. (“BGI”) that are equivalent to the dividends paid on 0.53 of a Barrick Common Share. (You do not share in dividends or distributions payable on the BGI common shares, all of which are owned by a subsidiary of Barrick.) Each BGI Exchangeable Share entitles you to exercise the same voting rights as 0.53 of a Barrick Common Share. That is the reason we are sending you this proxy material. (Except as required by Ontario law, you do not exercise voting rights as a shareholder of BGI.)

      Computershare Investor Services Inc. (“Computershare”) serves as the trustee under the Voting, Support and Exchange Trust Agreement (as supplemented). As trustee, Computershare holds a special voting share of Barrick (the “Special Voting Share”) that enables it to vote on behalf of the holders of BGI Exchangeable Shares (other than Barrick and its subsidiaries) on all matters presented to holders of Barrick Common Shares in accordance with the instructions of holders of BGI Exchangeable Shares. Except as otherwise required by applicable law, the Special Voting Share has a number of votes attached to it equal to the number of BGI Exchangeable Shares outstanding from time to time which are not owned by Barrick and its subsidiaries multiplied by 0.53.

          Registered Shareholders

      If you are a registered shareholder of BGI Exchangeable Shares, you can vote by signing and returning the enclosed voting instruction form, or you can attend the Meeting and vote in person.

      The voting instruction form permits you to instruct Computershare to vote in respect of your BGI Exchangeable Shares. As a holder of BGI Exchangeable Shares, you are entitled to instruct Computershare to cast a number of votes equal to the number of Barrick Common Shares for which the BGI Exchangeable Shares held by you are exchangeable. You also can use your voting instruction form to name a proxy to represent you at the Meeting. To designate a proxy, simply fill in the name of the person that you wish to appoint to represent you in the space provided on the voting instruction form.

      On any ballot, Computershare will vote or withhold from voting, in accordance with your instructions, the applicable number of votes in respect of your BGI Exchangeable Shares represented by a properly completed voting instruction form (received by Computershare in the manner and within the time specified above) and where a choice has been specified in your voting instruction form with respect to any matter to be acted on, Computershare will vote such number of votes in accordance with those instructions.

      If you sign and return the voting instruction form, but do not give directions on how to vote your BGI Exchangeable Shares, you will be deemed to have voted, and Computershare will vote, as follows:

•	FOR the election of the 16 nominees as directors;

•	FOR the appointment of PricewaterhouseCoopers LLP as independent auditors for 2006 and the authorization of the directors to fix their remuneration; and

•	FOR the continuance and arrangement of the Company as set out in Appendix B to the Circular.

      To be effective, voting instruction forms must be received by Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 or by facsimile at (416) 263-9524 or 1-866-249-7775 (within North America), by 5:00 p.m. (Toronto time) on Tuesday, May 2, 2006 or the second last business day before any adjourned or postponed Meeting. That will give Computershare enough time to tabulate the voting instructions and vote on your behalf.

      To vote in person at the Meeting, you must bring your voting instruction form with you to the Meeting, naming yourself as proxy.

          Non-registered Shareholders

      If your shares are not registered in your own name but are held in the name of a nominee, there are two ways you can vote your BGI Exchangeable Shares. For your BGI Exchangeable Shares to be voted for you, follow the voting instructions provided by your nominee. If you wish to attend the Meeting and vote in person or name a person to represent you at the Meeting, you must have the nominee appoint you or the person you would like to represent you at the Meeting as a proxy.

          Revoking Your Voting Instructions for BGI Exchangeable Shares

      If you give voting instructions to Computershare, you may revoke the voting instructions at any time before the BGI Exchangeable Shares are voted by doing any one of the following:

•	You may send another voting instruction form with a later date to the Toronto office of Computershare, but it must reach Computershare by 5:00 p.m. (Toronto time) on Tuesday, May 2, 2006 or the second last business day before any adjourned or postponed Meeting to be sure that Computershare has enough time to process the change.

•	You may deliver a signed written statement, stating that you want to revoke your voting instructions, to the Secretary of the Company no later than 5:00 p.m. (Toronto time) on Tuesday, May 2, 2006, or the second last business day before any adjourned or postponed Meeting at BCE Place, Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, M5J 2S1 or by facsimile at (416) 861-8243.

•	If you are a registered holder of BGI Exchangeable Shares, you may attend the Meeting, revoke your voting instructions to Computershare prior to commencement of the Meeting, appoint yourself as proxy and vote in person.

ADDITIONAL MATTERS PRESENTED AT THE ANNUAL AND SPECIAL MEETING

      The enclosed proxy form or voting instruction form confers discretionary authority upon the persons named as proxies therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

      If you sign and return the proxy form for Barrick Common Shares and any matter is presented at the Meeting in addition to the matters described in the Notice of Meeting, the Barrick officers named as proxies will vote in their best judgment. If you give Computershare authority to vote your BGI Exchangeable Shares, Computershare has advised Barrick that it will vote on any additional matters as recommended by Barrick’s management. When this Circular went to press, management of Barrick was not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting or any amendments or variations to the matters described in such notice.

VOTING SHARES AND PRINCIPAL HOLDERS

      The Barrick Common Shares and the Special Voting Share are the only shares entitled to vote directly at the Meeting. As at Thursday, March 16, 2006, 861,262,874 Barrick Common Shares and one Special Voting Share were issued and outstanding. The holders of Barrick Common Shares are entitled to one vote per share. Computershare, the holder of the Special Voting Share, is entitled to cast the number of votes equal to the number of BGI Exchangeable Shares outstanding (excluding those owned by Barrick and its subsidiaries) multiplied by 0.53. Computershare will cast these votes as directed by the holders of the BGI Exchangeable Shares on the basis of 0.53 votes per BGI Exchangeable Share. To the extent that a BGI Exchangeable Shareholder does not provide a voting instruction form to Computershare, Computershare will not cast the corresponding votes. As of Thursday, March 16, 2006, there were 1,367,174 BGI Exchangeable Shares outstanding that were not owned by Barrick or its subsidiaries, which would entitle the holder of the Special Voting Share to cast 724,602 votes at the Meeting.

      The presence of at least two people holding or representing by proxy at least 20% of the total number of votes attached to the issued shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

      To the knowledge of the directors and senior officers of Barrick, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

ELECTION OF DIRECTORS

      It is proposed that the 16 people listed below be nominated for election as directors of Barrick to hold office until the next annual meeting or until their successors are elected or appointed. All of the proposed nominees are currently directors of Barrick and have been since the dates indicated. The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

      Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of Barrick will be voted for the election of the proposed nominees. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Nominees for Election as Directors

      The following table sets forth for each nominee for election as director: age; place of residence; present principal occupation and principal occupations held in the last five years if different; a brief description of the nominee’s principal directorships, memberships and education; the number of Barrick Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised; the number of Deferred Share Units (DSUs) credited to the nominee; the number of outstanding options held by the nominee under Barrick’s stock option plans (there have been no stock option grants to non-management directors since May 2003); whether the nominee meets Barrick’s share ownership guidelines for directors; the date the nominee became a director of Barrick; current membership on Committees of the Board of Directors; record of attendance at meetings of the Board of Directors and its Committees during the 12 months ended December 31, 2005; and whether or not the Board of Directors has determined each nominee to be independent. In the Support Agreement, dated December 22, 2005, between Barrick and Placer Dome Inc., Barrick agreed to appoint three directors of Placer Dome to the Board of Directors of Barrick. Pursuant to such agreement, Donald J. Carty, John W. Crow and Robert M. Franklin were appointed to the Board of Directors of Barrick on February 22, 2006. There are no other contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

Howard L. Beck, 72 Toronto, Ontario, Canada Shares: 189,144 DSUs: 7,298 Options: 100,000	Mr. Beck is a corporate director. Prior to November 2002, Mr. Beck was the Chairman of Wescam Inc., a company engaged in the design and manufacturing of stabilized imaging and transmission systems. Mr. Beck is also a director of Citibank Canada and Trizec Canada Inc. and a trustee of Cineplex Galaxy Trust. Mr. Beck holds an undergraduate degree and law degree from the University of British Columbia and a master’s degree in law from Columbia University. He was called to the bar of British Columbia and Ontario, and appointed Queen’s Counsel in 1971.

Barrick Board Details:
   • Director since 1984
   • Meetings attended: Board — 6 of 6 regular, 3 of 3 special;
     Audit Committee (Chair until June 30, 2005) — 8 of 8
   • Meets share ownership guidelines
• Independent

C. William D. Birchall, 63 Toronto, Ontario, Canada Shares: 150,000 DSUs: 3,757 Options: 250,000	Mr. Birchall was appointed as the Vice Chairman of Barrick in July 2005. Mr. Birchall has been the Chief Executive Officer of ABX Financeco Inc., a Barrick subsidiary, since 2004. From 1996 to 2001, Mr. Birchall was Vice Chairman of TrizecHahn Corporation, a real estate company. Mr. Birchall is also a director of Trizec Canada Inc. and Rogers Communications Inc. Mr. Birchall graduated from Merchant Taylor’s School. He is a Fellow of the United Kingdom Institute of Chartered Accountants.

Barrick Board Details:
   • Director since 1984
   • Meetings attended: Board — 6 of 6 regular, 3 of 3 special;
     Finance Committee (Chair) — 3 of 3; Environmental, Occupational Health and Safety
     Committee — 3 of 3(2)
   • Meets share ownership guidelines
• Non-Independent (Vice Chairman of Barrick)

Donald J. Carty, 59 Dallas, Texas, USA Shares: 10,000 DSUs: Nil Options: Nil	Mr. Carty is a corporate director. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines. Mr. Carty is also a director of CHC Helicopter Corporation, Dell Inc., Hawaiian Holdings Inc., Sears Holding Corp., and Solution Inc. Ltd. He is the Chairman of the Board of Big Brothers Big Sisters and a trustee of Southern Methodist University. He holds an undergraduate degree and an honorary doctor of laws from Queen’s University and a master’s degree in business administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

Barrick Board Details:
   • Director since February 22, 2006
   • Meetings attended: Not applicable
   • Meets share ownership guidelines
• Independent

Gustavo Cisneros, 60 Caracas, Venezuela Shares: Nil DSUs: 6,963 Options: 100,000	Mr. Cisneros is the Chairman and Chief Executive Officer of the Cisneros Group of Companies, a privately held media, entertainment, technology and consumer products organization. Mr. Cisneros is a member of Barrick’s International Advisory Board and a director of Univision Communications, Inc. and Pueblo International, LLC. He is a member of the advisory board of a number of organizations and universities, including the Council on Foreign Relations, The Americas Society, Columbia University and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College.

Barrick Board Details:
   • Director since 2003
   • Meetings attended: Board — 6 of 6 regular, 1 of 3 special
   • Has until September 9, 2008 to meet share ownership guidelines
• Independent

Marshall A. Cohen, (3) 70 Toronto, Ontario, Canada Shares: 4,000 DSUs: 7,298 Options: 100,000	Mr. Cohen is Counsel of the law firm Cassels, Brock & Blackwell LLP. He is a director of a number of other companies, including American International Group, Inc., Collins & Aikman Inc., Metaldyne Corporation and TD Ameritrade, and Chairman of the Golf Town Income Fund. Mr. Cohen holds an undergraduate degree from the University of Toronto, a law degree from Osgoode Hall Law School and a master’s degree in law from York University. Mr. Cohen is Chairman of the Board of Governors of York University and a director of a number of non- profit organizations, including the C.D. Howe Institute and Mount Sinai Hospital. Mr. Cohen is an Officer of the Order of Canada.

Barrick Board Details:
   • Director since 1988
   • Meetings attended: Board — 6 of 6 regular, 3 of 3 special; Corporate Governance and Nominating Committee (Chair) — 5 of 5; Compensation Committee — 6 of 6;
     Environmental, Occupational Health & Safety Committee — 5 of 5
   • Meets share ownership guidelines
• Independent

Peter A. Crossgrove, 69 Toronto, Ontario, Canada Shares: 5,000 DSUs: 4,112 Options: 50,000	Mr. Crossgrove is a corporate director. Prior to May 2005, Mr. Crossgrove was the Chairman of Masonite International Corporation, a door manufacturing company. He is also a director of Quadra Logic Technologies Inc., Dundee Realty Inc., Band-Ore Resources Ltd. and Excellon Resources. Mr. Crossgrove is the Chairman of Cancer CARE Ontario. He holds an undergraduate degree from McGill University and Concordia University and a master’s degree in business administration from the University of Western Ontario. Mr. Crossgrove is a recipient of the Queen’s Jubilee Medal and an Officer of the Order of Canada.

Barrick Board Details:
   • Director since 1993
   • Meetings attended: Board — 6 of 6 regular, 3 of 3 special; Environmental, Occupational
     Health & Safety Committee (Chair) — 5 of 5; Audit Committee — 8 of 8;
     Compensation Committee — 6 of 6
   • Meets share ownership guidelines
• Independent

John W. Crow, 69 Toronto, Ontario, Canada Shares: 15,500(4) DSUs: Nil Options: Nil	Mr. Crow is President of J&R Crow Inc., an economic and financial consulting firm. He is also a director of Rockwater Capital Corporation, High Income Principal and Yield Corporation, High Income Preferred Shares Corporation, Coastal Income Corporation, Student Transportation of America and OFI Income Fund. Mr. Crow served as the Governor of the Bank of Canada from 1987 to 1994. Mr. Crow holds an undergraduate degree from Oxford University.

Barrick Board Details:
   • Director since February 22, 2006
   • Meetings attended: Not applicable
   • Meets share ownership guidelines
• Independent

Robert M. Franklin, 59 Toronto, Ontario, Canada Shares: 35,958(5) DSUs: Nil Options: Nil	Mr. Franklin is President of Signalta Capital Corporation, an investment company. From 1993 to January 2006, he was the Chairman of the Board of Placer Dome Inc. Mr. Franklin is also a director of Toromont Industries Ltd., Great Lakes Carbon Income Trust and Royster-Clark Ltd. He holds an undergraduate degree from Hillsdale College.

Barrick Board Details:
   • Director since February 22, 2006
   • Meetings attended: Not applicable
   • Meets share ownership guidelines
• Independent

Peter C. Godsoe, 67 Toronto, Ontario, Canada Shares: 1,500 DSUs: 2,996 Options: Nil	Mr. Godsoe is a corporate director. Prior to March 2004, he was the Chairman of the Bank of Nova Scotia, a financial services company, and prior to December 2003, the Chairman and Chief Executive Officer of the Bank of Nova Scotia. Mr. Godsoe is also the Chairman of Fairmont Hotels & Resorts and Sobey’s Inc., and a director of Ingersoll-Rand Company, Lonmin PLC, Onex Corporation, Rogers Communications Inc. and Templeton Emerging Markets Investment Trust. In addition, he is a director of a number of non-profit organizations, including the Canadian Council of Christians and Jews and Mount Sinai Hospital. Mr. Godsoe holds an undergraduate degree from the University of Toronto and a master’s degree in business administration from Harvard University. He is a chartered accountant and a Fellow of the Institute of Chartered Accountants in Ontario. Mr. Godsoe is a member of the Canadian Business Hall of Fame and an Officer of the Order of Canada.

Barrick Board Details:
   • Director since 2004
   • Meetings attended: Board — 6 of 6 regular, 3 of 3 special; Compensation Committee —
     3 of 4(6); Corporate Governance and Nominating Committee — 5 of 5
   • Has until February 12, 2009 to meet share ownership guidelines
• Independent

J. Brett Harvey, 55 Venetia, Pennsylvania, USA Shares: 5,500 DSUs: 44 Options: Nil	Mr. Harvey is President, Chief Executive Officer and a director of CONSOL Energy Inc., a producer of coal, gas and electricity. He is also a director of CNX Gas Corporation. Mr. Harvey serves on the board of directors or advisory council of a number of energy industry associations, including the U.S. National Mining Association, Center for Energy & Economic Development, IEA Coal Industry Advisory Board, Waterways Council Inc., Coal Based Generation Stakeholders and the Bituminous Coal Operators’ Association. Mr. Harvey holds an undergraduate degree from the University of Utah.

Barrick Board Details:
   • Director since December 15, 2005
   • Meetings attended: Board:(7) — 1 of 1 regular, 1 of 1 special
   • Has until December 15, 2010 to meet share ownership guidelines
• Independent

The Right Honourable Brian Mulroney, 66 Montreal, Quebec, Canada Shares: 1,000 DSUs: Nil Options: 550,000	Mr. Mulroney is the Chairman of Barrick’s International Advisory Board and a Senior Partner of the law firm Ogilvy Renault. Mr. Mulroney was the Prime Minister of Canada from 1984 to 1993. He is Chairman of Quebecor World Inc. and a director of Archer Daniels Midland Company, Cendant Corporation, Trizec Properties Inc., Independent News and Media, PLC and Quebecor Inc. Mr. Mulroney is also Senior Counselor to Hicks, Muse, Tate & Furst, a global private equity firm, and member of the international advisory council of a number of companies, including JP Morgan Chase & Co. and Magna International Inc. He holds an undergraduate degree from St. Francis Xavier University and a law degree from Université Laval. Mr. Mulroney is a Companion of the Order of Canada.

Barrick Board Details:
   • Director since 1993
   • Meetings attended: Board — 5 of 6 regular, 3 of 3 special
   • Has until January 1, 2008 to meet share ownership guidelines
• Non-Independent (Chairman of Barrick’s International Advisory Board)

Anthony Munk, 45 New York, New York, USA Shares: 5,000 DSUs: 4,112 Options: 100,000	Mr. Anthony Munk is Managing Director of Onex Corporation, a diversified manufacturing and service company. He also serves as a director of Cineplex Galaxy General Partner Corporation. Mr. Munk holds an undergraduate degree from Queen’s University.

Barrick Board Details:
   • Director since 1996
   • Meetings attended: Board — 6 of 6 regular, 3 of 3 special; Finance Committee — 3 of 3
   • Meets share ownership guidelines
• Non-Independent (member of the immediate family of the Chairman of Barrick)

Peter Munk, 78 Toronto, Ontario, Canada Shares: 1,500,000 (8) DSUs: Nil Options: 2,650,000	Mr. Peter Munk is the Chairman of Barrick. He is also Chairman of Trizec Properties, Inc., a real estate investment trust, and Chairman and Chief Executive Officer of Trizec Canada Inc., a real estate company. Mr. Munk is the former Chair of the University of Toronto Crown Foundation and served as a Trustee of the University Health Network in Toronto. He holds an undergraduate degree and an honorary doctor of laws from the University of Toronto. Mr. Munk is a member of the Canadian Business Hall of Fame and the Canadian Mining Hall of Fame, a recipient of the Woodrow Wilson Award for Corporate Citizenship and an Officer of the Order of Canada.

Barrick Board Details:
   • Director since 1984
   • Meetings attended: Board — 6 of 6 regular, 3 of 3 special
   • Meets share ownership guidelines
• Non-Independent (Chairman of Barrick)

Joseph L. Rotman,(9) 71 Toronto, Ontario, Canada Shares: Nil DSUs: 4,112 Options: 100,000	Mr. Rotman is Chairman of Roy-L Capital Corporation, a private investment company. He is also a director of Clairvest Group Inc. Mr. Rotman is the Chair of the Government of Canada Expert Panel on Commercialization and serves as a member of the board of directors or advisory council of a number of research institutes, including the Canadian Institute of Health Research, Medical and Related Science Centre, Ontario Genomics Institute, Stem Cell Network and C.D. Howe Institute. He holds an undergraduate degree from the University of Western Ontario and a master’s degree in commerce from the University of Toronto. Mr. Rotman is an Officer of the Order of Canada.

Barrick Board Details:
   • Director since 1984
   • Meetings attended: Board — 6 of 6 regular, 2 of 3 special; Compensation
     Committee — 6 of 6
   • Has until January 1, 2008 to meet share ownership guidelines
• Independent

Steven J. Shapiro, 53 Houston, Texas, USA Shares: 3,000 DSUs: 1,986 Options: Nil	Mr. Shapiro is Executive Vice President, Finance and Corporate Development, and a director of Burlington Resources, Inc., an oil and gas exploration and production company. Prior to April 2005, he was Executive Vice President and Chief Financial Officer of Burlington Resources, Inc., and prior to January 2003, he was Senior Vice President and Chief Financial Officer of Burlington Resources, Inc. He serves as chairman of the executive committee of the American Petroleum Institute’s general committee on finance. Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University.

Barrick Board Details:
   • Director since 2004
   • Meetings attended: Board — 6 of 6 regular, 3 of 3 special; Audit Committee
     (Chair since July 1, 2005) — 7 of 8
   • Has until September 1, 2009 to meet share ownership guidelines
• Independent

Gregory C. Wilkins, 50 Toronto, Ontario, Canada Shares: 20,000 DSUs: Nil Options: 1,550,000 RSUs: 92,573	Mr. Wilkins is President and Chief Executive Officer of Barrick. Prior to February 2003, he was a corporate director. Prior to May 2002, Mr. Wilkins was the Vice Chairman of TrizecHahn Corporation, a real estate company, and prior to March 2001, he was the President and Chief Operating Officer of TrizecHahn Corporation. He is also a director of Patheon Inc. and a member of the Cabinet for The Heart for University Health Network Campaign. Mr. Wilkins is a Chartered Accountant in Ontario and holds an undergraduate degree from Concordia University.

Barrick Board Details:
   • Director since 1991
   • Meetings attended: Board — 6 of 6 regular, 3 of 3 special; Finance Committee — 3 of 3
   • Meets share ownership guidelines
• Non-Independent (President and Chief Executive Officer of Barrick)

Notes:

(1)	The information about Barrick Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Barrick, has been furnished by the respective nominees. Unless otherwise indicated, (a) beneficial ownership is direct and (b) the person indicated has sole voting and investment power.

(2)	Mr. Birchall was appointed to the Environmental, Occupational Health and Safety Committee in April 2005 and attended all of the meetings subsequent to his appointment.

(3)	Mr. Cohen is a director of Collins & Aikman Inc., a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Cohen was acting as a director for such company. On May 17, 2005, Collins & Aikman and substantially all of its U.S. operating subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

(4)	Mr. Crow owns 11,786 Barrick Common Shares directly, and J&R Crow Inc., of which Mr. Crow is President, owns 3,714 Barrick Common Shares.

(5)	Mr. Franklin owns 26,396 Barrick Common Shares directly, and Signalta Capital Corp., of which Mr. Franklin is President, owns 5,848 Barrick Common Shares. In addition, Mr. Franklin exercises control over 3,714 Barrick Common Shares owned by a family member.

(6)	Mr. Godsoe was appointed to the Compensation Committee in April 2005 and attended three of the four meetings held subsequent to his appointment.

(7)	Mr. Harvey was appointed to the Board of Directors on December 15, 2005 and attended all of the meetings held subsequent to his appointment.

(8)	Mr. Peter Munk is the Chairman and Chief Executive Officer of Trizec Canada Inc. and owns shares of Trizec Canada Inc. which represent a significant equity interest and a majority of the voting power in Trizec Canada Inc. TrizecHahn Corporation, a wholly-owned subsidiary of Trizec Canada Inc., owns 30,299,558 Barrick Common Shares (approximately 3.6%). Mr. Munk disclaims beneficial ownership of the shares of Barrick owned by TrizecHahn Corporation. Family members of Mr. Peter Munk own 1,600 common shares of Barrick (excluding those shares owned by Mr. Anthony Munk, who is a director of Barrick).

(9)	Mr. Rotman has been a director of other companies which during the past ten years have been the subject of a cease trade or similar order while Mr. Rotman was acting as a director of such companies. Livent Inc. was the subject of a cease trade order issued by the Ontario Securities Commission on August 7, 1998 following the discovery of accounting irregularities. In November 1998, Livent Inc. filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code and filed for protection under the Companies Creditors Arrangement Act in Canada. The cease trade order was revoked effective November 20, 1998, and Mr. Rotman resigned as a director of Livent Inc. on September 29, 1999. Paragon Entertainment Corporation made a filing under the Companies Creditors Arrangement Act in April 1998; Mr. Rotman resigned as a director of Paragon in June 1998.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

      The following outlines Barrick’s current corporate governance practices with respect to the various matters addressed by National Policy 58-201 — Corporate Governance Guidelines (the “Canadian Guidelines”) and National Instrument 58-101 — Disclosure of Corporate Governance Practices, adopted by the Canadian Securities Administrators, and the corporate governance listing standards adopted by the New York Stock Exchange (the “NYSE Standards”). Although, as a regulatory matter, the majority of the NYSE Standards are not directly applicable to Barrick as a Canadian company, Barrick has implemented a number of additional governance structures and procedures to comply with the requirements of the NYSE Standards. There are no significant differences between Barrick’s corporate governance practices and the NYSE Standards applicable to U.S. companies.

Constitution of the Board of Directors

      The Board of Directors is currently comprised of 17 directors. The size and composition of the Board reflects a breadth of backgrounds and experience that is important for effective governance of an international corporation in the mining industry. It is proposed that 16 directors be elected at the Meeting. Mr. Angus MacNaughton, who has served as a director of Barrick since 1986, will retire from the Board at the Meeting.

      During 2005 and 2006, four additional independent directors have been added to the Board. In December 2005, Mr. J. Brett Harvey was appointed to the Board and in February 2006, Messrs. Donald J. Carty, John W. Crow and Robert M. Franklin were appointed to the Board. Mr. Harvey was appointed following a search process carried out with the assistance of an external search firm. Messrs. Carty, Crow and Franklin were directors of Placer Dome Inc. (“Placer”) which was recently acquired by Barrick. Under the terms of the Support Agreement entered into between Barrick and Placer on December 22, 2005, Barrick agreed to appoint three directors of Placer to the Barrick Board.

      Consistent with the NYSE Standards and National Instrument 58-101, to be considered “independent” the Board of Directors must make an affirmative determination, by a resolution of the Board as a whole, that the director being reviewed has no material relationship with the Company other than as a director, either directly or indirectly (such as a partner, shareholder or executive officer of another entity that has a relationship with the Company). In each case, the Board broadly considers all relevant facts and circumstances.

      A director will not be deemed to be “independent” if, within the preceding three years:

a)	the director was employed by the Company or any of its indirect subsidiaries;

b)	an immediate family member of the director was employed by the Company as an executive officer;

c)	the director, or an immediate family member, is a current partner of a firm that is the Company’s internal or external auditor or within the last three years (but no longer) a partner or employee of such a firm and personally worked on the Company’s audit within that time;

d)	the director is a current employee of the Company’s internal or external auditor;

e)	an immediate family member of the director is a current employee of the Company’s internal or external auditor and that person participates in the firm’s audit, assurance or tax compliance (but not planning) practice;

f)	a director, or an immediate family member, received more than Cdn$75,000 annually in direct compensation from the Company, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;

g)	a director was employed as an executive officer of another company where any of the Company’s current executives serve on that company’s compensation committee;

h)	an immediate family member of the director was employed as an executive officer of another company where any of the Company’s current executives serve on that company’s compensation committee;

i)	a director was an executive officer or an employee of a company that makes payments to or receives payments from the Company for property or services in an amount that exceeds in any single fiscal year $1,000,000 or 2% of that company’s consolidated gross revenues, whichever is greater; or

j)	an immediate family member is an executive officer of a company that makes payments to or receives payments from the Company for property or services in an amount that exceeds in any single fiscal year $1,000,000 or 2% of that company’s consolidated gross revenues, whichever is greater.

      An “immediate family member” includes a director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters- in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such director’s home.

      A director’s service as an executive officer of a not-for-profit organization will not impair his or her independence if, within the preceding three years, the Company’s charitable contributions to the organization in any single fiscal year, in the aggregate, do not exceed the greater of $1,000,000 or 2% of that organization’s latest publicly available consolidated gross revenues.

      With the assistance of the Corporate Governance and Nominating Committee, the Board of Directors has considered the relationship to Barrick of each of the nominees for election by the shareholders and has determined that 11 of the 16 directors nominated for election at the Meeting are independent (H.L. Beck, D.J. Carty, G. Cisneros, M.A. Cohen, P.A. Crossgrove, J.W. Crow, R.M. Franklin, P.C. Godsoe, J.B. Harvey, J.L. Rotman, and S.J. Shapiro). Four of the directors who are considered non-independent are officers or employees of Barrick (C.W.D. Birchall, B. Mulroney, P. Munk and G.C. Wilkins). One of the non-independent directors (A. Munk) is a member of the Chairman’s family.

      For a list of other principal directorships held by each of the nominees for election at the Meeting, see “Election of Directors — Nominees for Election as Directors” on page 6.

Functioning of the Board of Directors

      Barrick has an experienced Board of Directors that has made a significant contribution to Barrick’s success. The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of Barrick and that there are sufficient systems and procedures in place to allow the Board to function independently. The Board holds regularly scheduled sessions throughout the year during which the independent directors meet in the absence of the non-independent directors and management. The independent sessions are presided over by the Lead Director, P.C. Godsoe. The Lead Director was elected by the independent directors to preside at the independent sessions and to perform such other duties as the Board may determine. Six independent sessions were held during 2005.

      The Board of Directors is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached as Appendix A to this Circular.

      In order to delineate the roles and responsibilities of each, the Board has also adopted written position descriptions for the Chairman of the Board and the Chief Executive Officer. The responsibilities of the Chairman of the Board include presiding over Board meetings, assuming principal responsibility for the Board’s operation and functioning, and ensuring that Board functions are effectively carried out. The responsibilities of the Chief Executive Officer include overseeing the management of the day-to-day operations of the Company, providing leadership and vision to the Company, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets.

      The Board has adopted a process to evaluate the functioning of the Board, each of the Committees and individual directors. As part of such process, each of the members of the Board and the members of each Committee complete detailed evaluation questionnaires relating to the Board and the relevant Committee. Completed questionnaires are returned to outside legal counsel, who compile the results and review such results with the Chairman of the Corporate Governance and Nominating Committee. The results of the evaluations are then reviewed by the Corporate Governance and Nominating Committee and are reported to the full Board.

      New members of the Board of Directors are provided with the necessary information about Barrick, its business and the factors that affect its performance by management and by other members of the Board. In addition, the Board or the Committees receive updates as necessary with respect to applicable regulatory or other requirements relating to the role and responsibilities of directors, the Board or the relevant Committee. The Board and the Committees also receive presentations from management from time to time relating to specific aspects of the Company’s business.

      Action by the Board of Directors or Committees may be taken at a regularly held meeting or at a meeting held by conference call or by written consent. There were six regularly scheduled meetings and three special meetings of the Board of Directors during 2005. For the record of attendance at Board and Committee meetings of the nominees for election as directors at the Meeting, see “Election of Directors — Nominees for Election as Directors” on page 6.

Committees of the Board

      The Board of Directors has established six Committees, all of which have written mandates. Such mandates include a description of the role and responsibilities of the Chairman of the Committee, which include presiding over Committee meetings, ensuring that the Committee is properly organized and effectively discharges its duties, reporting to the Board with respect to the activities of the Committee, and leading the Committee in annually reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate. A copy of the mandate for each of the Committees is posted on Barrick’s website at www.barrick.com.

          Corporate Governance and Nominating Committee

      The purpose of the Corporate Governance and Nominating Committee is to assist the Board in establishing Barrick’s corporate governance policies and practices generally, identifying individuals qualified to become members of the Board, reviewing the composition of the Board and its Committees, evaluating the functioning of the Board and its Committees on an annual basis, and to make recommendations to the Board of Directors as appropriate. The Committee’s mandate provides that in considering nominees to the Board of Directors, the Committee shall consider the current composition of the Board and assess the ability of candidates to contribute to the effective oversight of the management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills and knowledge that are appropriate and beneficial to Barrick. The Committee is also responsible for Barrick’s response to the Canadian Guidelines and the NYSE Standards and for reviewing and approving the annual disclosure relating to such guidelines and standards. The Committee holds regular in camera sessions, during which the members of the Committee meet in the absence of management. The Committee’s mandate grants it sole authority to retain and terminate legal or other advisors, including any search firm to be used to identify candidates for nomination as directors, including sole authority to approve the search firm’s fees and other retention terms. The Committee’s mandate requires the Committee to evaluate the functioning of the Committee on an annual basis.

      The Committee identifies candidates for appointment as independent directors, both through individuals known to the Committee or other members of the Board and with the assistance of an external search firm. The Committee reviews Barrick’s corporate governance practices and procedures, oversees annual evaluations of the functioning of the Board, its Committees and individual directors and reviews Barrick’s Corporate Governance Guidelines and Code of Business Conduct and Ethics.

      The Corporate Governance and Nominating Committee is comprised entirely of independent directors (M.A. Cohen, P.C. Godsoe and A.A. MacNaughton). There were five meetings of the Committee during 2005. All of the members of the Committee attended all of the meetings.

          Audit Committee

      The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of: Barrick’s financial reporting process and the quality, transparency and integrity of its financial statements and other related public disclosures; the Company’s internal controls over financial reporting; compliance with legal and regulatory requirements relevant to Barrick’s financial statements; the external auditors’ qualifications and independence; and the performance of the internal audit function and the external auditors.

      The Committee is responsible for retaining and terminating, and/or making recommendations to the Board and the shareholders relating to the retention or termination of the external auditors and communicating to them that they are ultimately accountable to the Committee and the Board as the representatives of the shareholders. The Committee also reviews the external audit plan and the results of the audit, reviews with the external auditors any audit problems or difficulties and management’s response, approves all audit engagement fees and terms and pre-approves all permitted non-audit services to be performed by the external auditors. The Committee reviews and recommends to the Board for approval the Company’s annual and quarterly financial statements and related management’s discussion and analysis and discusses with management the Company’s earnings press releases, as well as the type of financial information and earnings guidance (if any). The Committee reviews and discusses with management, the external auditors and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting and the responsibilities and effectiveness of the Company’s internal audit function. The Committee also discusses with management the Company’s processes with respect to risk assessment and risk management as they relate to internal controls over financial reporting.

      The Committee has direct communication channels with the Company’s internal and external auditors. All of the members of the Committee are financially literate and at least one member has accounting or related financial management expertise. The Board has determined that S.J. Shapiro, a member of the Committee, is an “audit committee financial expert” as defined by U.S. Securities and Exchange Commission (SEC) rules. The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Committee and Board of Directors who do not carry this designation.

      The Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. The Committee has set a hiring policy for employees or former employees of the external auditors. The Committee holds regular in camera sessions during which it meets separately with each of management, the head of internal audit and the external auditors. The mandate of the Committee grants it sole authority to retain and terminate legal, accounting or other advisors, including sole authority to approve the advisors’ fees and other retention terms. The Committee’s mandate also requires the Committee to evaluate the functioning of the Committee on an annual basis.

      The Audit Committee is comprised entirely of independent directors (H.L. Beck, P.A. Crossgrove and S.J. Shapiro). There were eight meetings of the Committee during 2005. All of the members of the Committee attended all of the meetings, with the exception of Mr. Shapiro who did not attend one meeting.

      The Company does not restrict the number of other audit committees on which members of its Audit Committee may serve. P.A. Crossgrove currently serves on the audit committees of three other public companies. The Board has determined that the service of Mr. Crossgrove on the audit committees of such other companies does not impair his ability to effectively serve on the Committee, particularly given his experience as a director of public companies and the fact that he is retired from full-time employment.

      For additional information regarding the Committee, including the text of the Committee’s mandate, please refer to the Company’s Annual Information Form.

          Compensation Committee

      The purpose of the Compensation Committee is to assist the Board in monitoring, reviewing and approving Barrick’s compensation policies and practices and administering Barrick’s share compensation plans. The Committee reviews and makes recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and evaluating the performance of the Chief Executive Officer in light of those goals and objectives, and recommends to the Board the compensation level of the Chief Executive Officer based on this evaluation. The Committee is also responsible for reviewing and making recommendations to the Board with respect to director and senior management compensation and succession planning for the Chief Executive Officer and other senior executives. When granting stock options, the Committee determines the number of shares covered by each grant and the terms and conditions of the option, subject to the specific provisions of the plan and the approval of the Board of Directors. The Committee reviews the remuneration of the directors from time to time to ensure that it properly reflects the responsibilities associated with being an effective director. The Committee holds regular in camera sessions, during which it meets in the absence of management. The mandate of the Committee grants it sole authority to retain and terminate legal or other advisors, including compensation consultants, including sole authority to approve the advisors’ fees and other retention terms. The Committee’s mandate also requires the Committee to evaluate the functioning of the Committee on an annual basis.

      The Compensation Committee is comprised entirely of independent directors (A.A. MacNaughton, M.A. Cohen, P.A. Crossgrove, P.C. Godsoe and J.L. Rotman). There were six meetings of the Compensation Committee in 2005. All of the members of the Committee attended all of the meetings, with the exception of Mr. Godsoe, who was appointed to the Committee in April 2005 and who attended two of the three meetings held subsequent to his appointment.

          Environmental, Occupational Health and Safety Committee

      The purpose of the Environmental, Occupational Health and Safety Committee is to review environmental and occupational health and safety policies and programs, to oversee Barrick’s environmental and occupational health and safety performance, to monitor current and future regulatory issues and to make recommendations, where appropriate, on significant matters in respect of environmental and occupational health and safety matters to the Board.

      The Committee is comprised of two independent directors (M.A. Cohen and P.A. Crossgrove) and one non-independent director (C.W.D. Birchall). There were five meetings of the Environmental, Occupational Health and Safety Committee during 2005. All of the members of the Committee attended all of the meetings, with the exception of Mr. Birchall, who was appointed to the Committee in April 2005 and who attended all of the meetings held subsequent to his appointment.

          Finance Committee

      The purpose of the Finance Committee is to assist the Board in monitoring and reviewing the financial structure and investment and financial risk management programs of the Company generally and to make recommendations to the Board of Directors in respect of such matters as appropriate.

      The Finance Committee is comprised of three non-independent directors (C.W.D. Birchall, A. Munk and G.C. Wilkins) and one independent director (A.A. MacNaughton). The fact that a majority of the members are not independent is balanced by the fact that the recommendations of the Committee are considered by the full Board of Directors. There were three meetings of the Finance Committee during 2005. All of the members of the Committee attended all of the meetings.

          Executive Committee

      The Executive Committee, during intervals between the meetings of the Board of Directors, may exercise all the powers of the Board (except those powers specifically reserved by law to the Board of Directors). The

Executive Committee was created to facilitate Barrick’s activities from an administrative perspective, but does not supplant the full Board of Directors in the consideration of significant issues facing the Company.

      The Executive Committee is comprised of three non-independent directors (P. Munk, B. Mulroney and G.C. Wilkins) and one independent director (A.A. MacNaughton). The Board of Directors believes that it is acceptable that a majority of this Committee is not independent. The nature of the Executive Committee’s mandate requires its members to be available on very short notice to deal with significant issues. All actions approved by the Executive Committee are subsequently brought to the attention of the full Board of Directors. There were no meetings of the Executive Committee during 2005.

Corporate Governance Guidelines

      The Board of Directors has adopted a set of Corporate Governance Guidelines to promote the effective functioning of the Board and its Committees and to set forth a common set of expectations as to how the Board should manage its affairs and perform its responsibilities. Among other things, the Corporate Governance Guidelines establish: minimum attendance requirements for directors; minimum share ownership requirements for directors (currently set at Barrick Common Shares and/or Deferred Share Units having a value of at least $200,000 to be achieved within a five-year period); and a mandatory retirement age for directors of 70 years (with directors serving on the Board as at January 1, 2003 being exempt). In addition to the mandatory retirement age, directors are required to tender their resignation for consideration by the Corporate Governance and Nominating Committee and the Board upon the occurrence of certain events such as a failure to meet minimum attendance requirements, a change in principal occupation or country of residence, or any other change in personal or professional circumstances that might reasonably be perceived as adversely affecting the director’s ability to effectively serve as a director of Barrick. A copy of the Corporate Governance Guidelines is posted on Barrick’s website at www.barrick.com.

      Barrick’s Corporate Governance Guidelines require that directors make every effort to attend the annual meeting of shareholders. Eleven of thirteen directors attended the 2005 annual meeting. B. Mulroney and J.L. Rotman were not able to attend the meeting.

Code of Business Conduct and Ethics

      Barrick has adopted a Code of Business Conduct and Ethics that is applicable to all directors, officers and employees of Barrick. The Code addresses, among other things: conflicts of interest; compliance with laws and regulations; corporate opportunities; protection and proper use of Company assets; confidentiality; and fair dealing. In conjunction with the adoption of the Code, Barrick has established a toll-free compliance hotline to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters.

      Any waivers of the Code of Business Conduct and Ethics may generally only be granted by the Chief Executive Officer or the General Counsel. However, any waiver of the Code for directors or executive officers, may only be granted by the Board of Directors or a Committee of the Board and will be disclosed to shareholders as required by applicable laws. No waivers of the Code have been granted.

      The Code of Business Conduct and Ethics was developed in consultation with the Corporate Governance and Nominating Committee. The Audit Committee also exercises oversight with respect to the Code and receives periodic reports from management with respect to any reports of alleged violations of the Code. Supervisory and administrative employees are required to complete an annual certification confirming that they understand and agree to abide by the requirements of the Code, that they are in compliance with the requirements of the Code and that they are not aware of any potential misconduct under the Code that has not been reported to appropriate Company management.

      A copy of the Code of Business Conduct and Ethics is posted on Barrick’s website at www.barrick.com.

Shareholder Communications

      Barrick has procedures in place to provide for effective communications with its shareholders. Barrick’s management includes an investor relations department with individuals experienced in, and dedicated to, working closely with members of the investment community, institutional investors and individual shareholders, and the Company has procedures in place to obtain and appropriately deal with feedback from its shareholders. In addition, the Company has adopted a Disclosure Policy that confirms its commitment to providing timely, factual and accurate disclosure of material information about the Company to its shareholders, the financial community and the public.

      Shareholders may communicate directly with the Lead Director or the Chairman of the Corporate Governance and Nominating Committee by sending correspondence, marked to the attention of the Lead Director or the Chairman of the Corporate Governance and Nominating Committee, care of the Secretary at the address of the Company set out at the beginning of this Circular.

International Advisory Board

      As Barrick’s activities expanded internationally, the Board of Directors determined in 1995 that the Company would benefit from the participation of certain additional senior members of the global business and political communities. Barrick has established an International Advisory Board to provide advice as required to the Board of Directors and management on geo-political and other strategic issues affecting the Company. The International Advisory Board meets approximately once per year and its members make themselves available regularly for consultation and assistance with specific matters.

REPORT ON EXECUTIVE COMPENSATION

Composition and Responsibility of Committee

      The Compensation Committee is responsible for, among other things, reviewing and making recommendations to the Board of Directors with respect to Barrick’s compensation policies and practices, reviewing and making recommendations to the Board of Directors with respect to the compensation of the Chairman and of the Chief Executive Officer, reviewing and approving the compensation of all other senior executive officers, reviewing and making recommendations to the Board relating to succession planning with respect to the Chief Executive Officer and other senior executives and administering Barrick’s stock option, restricted share unit and directors’ deferred share unit plans. The Compensation Committee bases its recommendations on Barrick’s established policies and on the performance of the individual and of the Company. The members of the Compensation Committee are A.A. MacNaughton, M.A. Cohen, P.A. Crossgrove, P.C. Godsoe and J.L. Rotman. With the exception of Mr. MacNaughton, none of the members of the Compensation Committee is or formerly was an officer or employee of Barrick or its subsidiaries. Until December 4, 2002, Mr. MacNaughton served as a non-executive Vice Chairman of Barrick, but he received no remuneration for acting in that position.

Compensation Philosophy and Objectives

      Barrick’s principal goal is to create value for its shareholders. The Company believes that compensation programs for directors, officers and employees should reflect the interests of shareholders in advancing this goal.

      Barrick’s executive compensation philosophy is founded on four principal objectives: (1) aligning the interests of executive officers with the short-and long-term interests of shareholders; (2) linking executive compensation to the performance of the Company and the individual; (3) leveraging performance through emphasis on variable compensation; and (4) compensating executive officers at a level and in a manner that ensures that Barrick is capable of attracting, motivating and retaining individuals with exceptional executive skills.

      The compensation of executive officers is comprised of three principal components — annual salary, annual performance bonuses and long-term incentives in the form of stock options and restricted share units. In addition, Barrick sponsors a retirement plan for officers of the Company. (See “Other Executive Compensation Arrangements” on page 28.)

      The Compensation Committee considers the Company’s record of performance in all of its compensation reviews. In determining an executive’s compensation, the Committee gives equal weight to the performance of the Company and the individual. Executive performance is assessed against predetermined financial, operational and strategic objectives, with final cash compensation and long-term incentive awards based on the individual’s contribution to annual business results and influence on strategy development and execution.

      Under the Executive Compensation Plan, compensation for senior executives is established with reference to the disclosed compensation practices of companies in Barrick’s peer comparison group which is comprised of industry-leading, global mining companies, with 60% of the comparators based within North America. Under the plan, annual salaries, annual performance bonuses and long-term incentives are established with reference to the median percentile compensation level of the Company’s peer comparison group. Executives may earn total direct compensation in the top quartile of the peer comparison group if both corporate and individual results reflect exceptional performance.

Advisors to the Committee

      The Committee engaged Mercer Human Resource Consulting to conduct a year-end compensation review, including confirmation of Barrick’s executive compensation policy on matters such as comparators and positions. Mercer completed a competitive market pay and performance analysis and assisted the Committee in interpreting the results of their report.

Components of Executive Compensation

      As noted above, the Company’s Executive Compensation Plan has three components: annual salary, annual performance bonuses, and long-term equity based compensation.

          Annual Salaries and Performance Bonuses

      Annual salaries and performance bonuses for the Company’s executive officers are targeted at the median cash compensation levels of executives in Barrick’s peer comparison group.

      To ensure Barrick continues to attract and retain qualified and experienced executives, the Committee reviews and adjusts salaries periodically. Annual performance bonuses for executive officers are determined based on the Company’s performance and success in achieving its goals during the year, together with the performance of each executive relative to key individual performance objectives. The performance criteria considered in determining performance bonus awards vary in accordance with the position and responsibilities of the executive being evaluated. The significant considerations in determining performance bonuses for executive officers include operating, financial, corporate development, share price performance and organizational indicators, as well as individual achievements that demonstrate a contribution to corporate growth. A summary of the Company’s 2005 performance highlights considered by the Compensation Committee is provided under “— Review of 2005 Performance”.

          Long-term Incentives

      Barrick grants long-term incentives to its executive officers in the form of stock options and restricted share units.

      The purpose of the Company’s stock option plan is to: (1) ensure that an incentive exists to maximize shareholder value by tying executive compensation to share price performance; and (2) reward those executives making a long-term commitment to the Company. Stock options are directly linked to increases in the wealth of shareholders and the individual’s contribution to that central goal. Barrick believes that stock options play an important role in building shareholder value. Options to purchase Barrick Common Shares are granted by the Compensation Committee at not less than the closing price of the Barrick Common Shares on the business day immediately prior to the date of grant.

      The Committee takes into account each executive’s stock option and restricted share unit position, peer comparison group benchmark and individual performance when determining whether and how many new stock option grants will be made to an executive officer.

      According to the provisions of the Amended and Restated Stock Option Plan (the “Amended and Restated Plan”), the Compensation Committee determines the number of shares to be optioned, the option price, the extent to which each option is exercisable from time to time during the term of the option, and any other provisions with respect to such option. If the Compensation Committee fails to make a determination with respect to any of these matters, the option is exercisable within five years from the date of grant with not more than one-fifth of the shares covered by the option available for vesting during any one of such years. The Committee’s practice under the Amended and Restated Plan has been to grant options having a term of ten years, vesting over a period of four years. No options have been granted under the Amended and Restated Plan since July 2004.

      In 2004, shareholder and regulatory approval was obtained to implement Barrick’s Stock Option Plan (2004) (the “2004 Plan”). In general, the 2004 Plan contains additional and more restrictive provisions than the Amended and Restated Plan. Under the 2004 Plan, the Compensation Committee determines the number of shares to be optioned, the option price, the extent to which each option is exercisable from time to time during the term of the option, and any other provisions with respect to such option. Options granted under the 2004 Plan expire not later than seven years after the date of grant. If the Compensation Committee fails to make a determination with respect to any of these matters, the option is exercisable within four years from the date of grant with not more than one-fourth of the shares covered by the option available to be taken up during any one of such years. Repricing of options is expressly prohibited under the 2004 Plan.

      The 2004 Plan provides that the Compensation Committee, subject to the approval of the Board of Directors, may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the individual. Under the 2004 Plan, the Compensation Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth and reserve growth. Individual performance measures that the Compensation Committee may implement may vary based on an executive’s ability to affect business results.

      In approving option grants for 2005, the Compensation Committee considered individual performance and Company performance, including share price performance, operating and financial performance, corporate development and reserves and organizational development, a summary of which is provided under “— Review of 2005 Performance”.

      Options granted by the Compensation Committee under the Amended and Restated Plan and the 2004 Plan are subject to approval by the Board of Directors. Options are not transferable. See “Equity Compensation Plan Information” on page 29 for a discussion of the Company’s stock option plans.

      In 2001, Barrick implemented a restricted share unit (“RSU”) plan. In lieu of granting actual shares, a specific number of units that each have a value equal to one Barrick Common Share are granted. RSUs vest and will be paid out in cash on the third anniversary of the date of grant, with each RSU having a value equal to the then current market price of one Barrick Common Share. Additional RSUs are credited to reflect dividends paid on Barrick Common Shares. Similar to stock options, RSUs reflect a philosophy of aligning the interests of executives with those of the shareholders by tying executive compensation to share price performance. In addition, RSUs are intended to assist in the retention of qualified and experienced executives by rewarding those individuals making a long-term commitment to Barrick. It was recognized that the incentive and retention value of stock options may be limited in circumstances where, notwithstanding strong corporate and individual performance, the share price performance may be negatively impacted by external factors, such as a prolonged weakness in the gold price. Unlike stock options, RSUs continue to provide an incentive for executives to remain with Barrick during such periods, while continuing to tie compensation to share price performance, since the value of the RSUs increases or decreases with the share price. RSUs are granted by the Compensation Committee in order to reward efforts during the year of grant and to provide an additional incentive for continued efforts to promote the growth and success of Barrick’s business. RSUs may be granted in conjunction with, or in lieu of, stock options.

      The Compensation Committee used Company and individual performance criteria with reference to the peer comparison group long-term incentive benchmarks to determine the appropriate financial value of the long-term incentive to award to each executive. In granting equity awards to executives, the Committee determines a dollar value award for each executive and then uses an option valuation methodology for valuing each element of long-term compensation in order to determine the number of stock options and RSUs awarded. In the case of stock options, the dollar amount is translated into a number of options based on a combination of the closing price of the Barrick Common Shares on the day immediately before the grant date and the option valuation methodology associated with Barrick stock options as of that date. In the case of RSUs, the actual number of RSUs is translated from the dollar amount of the award based on the closing price of the Barrick Common Shares on the day immediately before the grant date.

      In 2005, the Company extended participation in the RSU plan from senior executives to also include key technical and managerial personnel. The Company granted 349,589 RSUs in 2005, of which an aggregate of 183,644 RSUs were granted to seven senior executives and 165,945 RSUs were granted to other key employees.

          Share Ownership Expectation

      The Board of Directors has a share ownership expectation for senior executives. By 2008, all Named Executive Officers are required to own a designated number of Barrick Common Shares related to their position with the Company. Executives may designate unvested RSUs such that they will count towards this total until vesting. RSUs vest on the third anniversary of the date of grant and are paid out in cash shortly after vesting. The Chief Executive Officer is required to hold three times his 2003 pre-tax salary in Barrick Common Shares. The Chief Operating Officer and other senior executives are required to hold two times and one times their 2003 pre-tax salary, respectively. For executives appointed after 2003, the salary upon executive appointment is the basis for the share ownership expectation. As of December 31, 2005, each of the Chief Executive Officer and the other Named Executive Officers met the share ownership expectation.

          Benefits

      Benefits provided to senior executives are designed to be competitive with industry practice and include health and life insurance, pension and certain perquisites such as automobile benefits.

Review of 2005 Performance

      2005 was a successful year for Barrick and its shareholders. Highlights for 2005 based on Company performance are summarized below:

      During 2005, Barrick produced 5.46 million ounces of gold at an average total cash cost per ounce of $227. Despite a continuing environment of rising commodity prices and labor costs and increased royalty and mining tax payments driven by higher spot gold prices, Barrick was in line with its original gold production and total cash cost guidance, making it the lowest cash cost producer among the senior gold producers.

      Barrick’s currency and commodity hedge programs enabled it to mitigate the impact of these circumstances on total cash costs per ounce and operating cash flow.

      Barrick had net income of $401 million ($0.75 per share) and operating cash flow of $726 million ($1.35 per share) in 2005 compared with net income of $248 million ($0.46 per share) and operating cash flow of $506 million ($0.95 per share) in 2004. Barrick’s U.S. dollar share price appreciated 13% on a total return basis from January 1, 2005 to October 28, 2005, the trading day preceding Barrick’s announcement of its offer to acquire Placer Dome Inc., and outperformed senior gold producers Newmont Mining Corporation, Placer Dome Inc., Anglogold Ashanti Limited and Goldfields Limited during such period.

      In 2005, Barrick advanced its vision to be the world’s best gold company and to solidify a portfolio of long-term projects through its offer to acquire Placer Dome and a year of building new mines and advancing projects. Barrick completed the construction of the Tulawaka mine in Tanzania, the Lagunas Norte mine in the Alto Chicama district in Peru and the Veladero mine in Argentina in 2005. The Tulawaka, Lagunas Norte and Veladero mines poured their first gold in March, June and September 2005, respectively. The Cowal mine in Australia is on track to pour its first gold in the first quarter of 2006. During 2005, Barrick received all material permits for its East Archimedes Project in Nevada which allowed it to commence pre-stripping activities. At the Pascua-Lama Project, which straddles the Chilean and Argentine border, Barrick has filed its environmental impact assessments with regulators, and targets the start of construction in late 2006. Finally, in December 2005, Barrick commenced production at its Nevada power plant which will generate electricity for its Goldstrike mine and is expected to mitigate the risk of rising electricity prices.

      On December 22, 2005, Barrick and Placer Dome reached agreement on a friendly transaction valued at approximately $10.1 billion on a fully diluted basis and entered into a definitive support agreement. Barrick acquired 100% of the outstanding common shares of Placer Dome on March 15, 2006. Barrick estimates annual pre-tax operating and corporate synergies of approximately $200 million and expects to realize these synergies beginning in 2007. The strategic fit of Placer Dome’s mines within Barrick’s existing business structure is expected to give the combined company extensive positions in some of the most prospective gold districts. The transaction is expected to be accretive to Barrick shareholders on a reserve, resource and production per share basis. Strategically, the combined enterprise is expected to have the scope, scale, people and financial strength to be able to capitalize in an expeditious manner on opportunities that arise in the industry from time to time.

      At year-end, Barrick had proven and probable reserves of 88,591 million ounces of gold based on a $400 gold price, after producing 5,460 million ounces, compared to proven and probable reserves of 89,056 million ounces based on a $375 gold price in 2004.(1) Exploration projects at operating and non-operating sites contributed to reserve increases in 2005.

      During 2005, Barrick implemented a number of initiatives to strengthen its organization, including making changes to Board of Directors composition and practices as part of continued corporate governance enhancements; a global talent review and succession plan for key management positions; and the establishment of a consolidated South America business unit and a Russia and Central Asia business unit.

Compensation of the Chief Executive Officer

      The components of total compensation for the Chief Executive Officer are the same as those which apply to other senior executive officers of Barrick, namely, annual salary and performance bonus and long-term incentives.

      Consistent with the Company’s philosophy of targeting salaries and performance bonuses for the Company’s executive officers at median levels of executives in Barrick’s peer comparison group, Mr. Wilkins’ annual salary is intended to reflect annual salaries paid to the chief executive officers in the peer comparison group identified under “— Compensation Philosophy and Objectives”.

      During 2005, Mr. Wilkins was paid a salary of $1,072,961. In determining his compensation, the Committee gave equal weight to Company and individual performance. In December 2005, the Committee reviewed Mr. Wilkins’ performance, taking into consideration his leadership role in strategy implementation,

(1)	Reserves are calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities and, for U.S. reporting purposes, Industry Guide 7 (under the Securities and Exchange Act of 1934) as interpreted by Staff of the SEC. For a breakdown of reserves by category and additional information on reserves, see the tables and related footnotes on pages 125 to 129 in the Company’s 2005 Annual Report.

share price performance, operating and financial performance, project development and organizational development of the Company, a summary of which is provided under “— Review of 2005 Performance” above. This assessment resulted in the Committee awarding Mr. Wilkins a performance bonus of $1,500,000 in recognition of the Company’s results and his performance during 2005. Mr. Wilkins’ annual salary was increased to $1,150,000 effective January 1, 2006. In addition, on December 15, 2005, Mr. Wilkins was awarded 75,000 stock options and 48,435 restricted share units. The stock options were granted at an exercise price of $26.84, the closing price on the Toronto Stock Exchange on the date immediately preceding the date of grant, converted to United States dollars using the Bank of Canada noon rate on that date. In assessing the appropriate award level for Mr. Wilkins, the Committee considered the objectives of the Company’s long-term incentive plans.

      The foregoing report is submitted by the Compensation Committee of the Board of Directors:

          Angus A. MacNaughton (Chairman)

          Marshall A. Cohen
          Peter A. Crossgrove
          Peter C. Godsoe
          Joseph L. Rotman

PERFORMANCE GRAPH

      The following graph compares the total cumulative shareholder return for Cdn$100 invested in Barrick Common Shares on December 31, 2000 with the cumulative total return of the S&P/ TSX Capped Gold Index and the S&P/ TSX Composite Index for the five most recently completed financial years.

      The total cumulative shareholder return for Cdn$100 invested in Barrick was Cdn$139.22 as compared with Cdn$241.96 for the S&P/ TSX Capped Gold Index and Cdn$135.60 for the S&P/ TSX Composite Index.

Cumulative Value of CDN $100 Investment(1)

(1)	Dividends paid on Barrick Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices, and they include dividends reinvested.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

      The table below provides compensation information for the three financial years ended December 31, 2005 for the Chief Executive Officer and Chief Financial Officer and the three other most highly compensated executive officers of Barrick (collectively referred to as the “Named Executive Officers”) measured by base salary and cash bonus during the financial year ended December 31, 2005. Compensation, which is paid in Canadian dollars, is reported in U.S. dollars. For the purpose of presentation of cash-based compensation, the rate of exchange used to convert Canadian dollars to U.S. dollars is the annual average exchange rate reported by the Bank of Canada for the relevant year, except for the bonus paid to the Named Executive Officers in 2005 which was approved by the Compensation Committee in U.S. dollars and for which the U.S. dollar amounts approved by the Compensation Committee are reported. The annual average rates reported by the Bank of Canada are: 2005 — 1.2116, 2004 — 1.3015, and 2003 — 1.4015. For the purpose of presenting the value of current year awards of restricted share units, the rate of exchange used to convert Canadian dollars to U.S. dollars is the Bank of Canada noon rate on the applicable grant date.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation

					Securities	Current Year
					under	Awards
Name and Principal				Other Annual	Options	Restricted			All Other
Position	Year	Salary	Bonus	Compensation(1)	Granted	Share Units(2)	LTIP Payouts(3)		Compensation(4)

Gregory C. Wilkins(5)	2005	$1,072,961	$1,500,000	$ Nil	75,000	$1,302,417	$	Nil	$429,891
President and Chief	2004	922,013	998,847	Nil	375,000	1,029,944		Nil	304,486
Executive Officer	2003	686,764	879,058	Nil	1,000,000	Nil		Nil	236,732
Peter J. Kinver(6)	2005	590,129	750,000	47,391	50,000	801,483		Nil	218,067
Executive Vice President	2004	499,424	549,366	Nil	150,000	411,978		Nil	161,131
and Chief Operating	2003	113,365	48,519	Nil	310,000	74,514		Nil	121,535
Officer
Patrick J. Garver	2005	569,495	639,000	Nil	50,000	642,187		Nil	223,662
Executive Vice President	2004	499,424	499,424	Nil	131,250	360,480		926,687	179,548
and General Counsel	2003	392,437	441,670	Nil	66,000	429,091		Nil	150,939
Alexander J. Davidson	2005	536,893	611,000	Nil	200,000	610,134		Nil	207,312
Executive Vice President,	2004	449,481	364,964	38,611	112,500	308,963		695,021	146,747
Exploration and	2003	321,085	246,878	Nil	154,000	414,788		Nil	106,650
Corporate Development
Jamie C. Sokalsky	2005	513,371	576,000	Nil	50,000	578,081		Nil	199,269
Executive Vice President	2004	449,481	364,964	Nil	212,500	308,963		926,687	147,453
and Chief Financial Officer	2003	392,437	441,670	Nil	50,000	372,547		Nil	125,943

(1)	Perquisites and other personal benefits do not exceed the lesser of Cdn$50,000 and 10% of the total annual salary and bonus for the Named Executive Officers, except for Mr. Kinver in 2005 and Mr. Davidson in 2004. The perquisites and other personal benefits exceeding 25% of the total perquisites and other personal benefits for each of these officers in the relevant years were as follows: P.J. Kinver — $19,387 for car lease, $13,869 for executive long-term disability plan premium and $12,036 for financial counseling, and A.J. Davidson — $12,730 for car lease, $11,889 for financial counseling, and $10,956 for executive long-term disability plan premium.

(2)	Amounts shown represent restricted share units (“RSUs”), valued as of the grant date. As at December 31, 2005, the aggregate number and value of RSUs held by the Named Executive Officers were as follows: G.C. Wilkins — $2,573,529, consisting of 92,573 RSUs; P.J. Kinver — $1,415,937, consisting of 50,933 RSUs; P.J. Garver — $1,730,383, consisting of 62,244 RSUs; A.J. Davidson — $1,520,048, consisting of 54,678 RSUs; and J.C. Sokalsky — $1,448,324, consisting of 52,098 RSUs. The value of RSUs held as of December 31, 2005 is based on the closing price on the Toronto Stock Exchange of the Barrick Common Shares as at December 31, 2005, which was Cdn.$32.41, converted to U.S. $27.80 using the Bank of Canada noon rate on that day. RSUs vest and become payable on the third anniversary of the date of grant. Additional RSUs are credited to reflect dividends paid on Barrick Common Shares.

(3)	The amounts for 2004 for Messrs. Garver, Davidson and Sokalsky are payouts of RSUs that were granted to these officers in 2002.

(4)	Amounts include amounts accrued pursuant to the Officer Retirement Plan (see “Other Executive Compensation Arrangements” on page 28) and the dollar value of dividend equivalents credited in respect of RSUs during 2005. The amount for 2003 for Mr. Kinver includes a special payment of $100,000 upon his commencement of employment with the Company.

(5)	Mr. Wilkins was appointed President and Chief Executive Officer on February 12, 2003.

(6)	Mr. Kinver was appointed as an officer of Barrick on September 9, 2003.

     The following table provides information on restricted share units granted in 2005 to the Named Executive Officers.

Long-Term Incentive Awards During Financial Year Ended December 31, 2005(1)

	Number of Restricted	Maturity or
Name	Share Units	Payout Date

Gregory C. Wilkins	48,435	December 15, 2008
Peter J. Kinver	29,806	December 15, 2008
Patrick J. Garver	23,882	December 15, 2008
Alexander J. Davidson	22,690	December 15, 2008
Jamie C. Sokalsky	21,498	December 15, 2008

(1)	Each restricted share unit (“RSU”) has a value equal to one Barrick Common Share. RSUs vest and will be paid out in cash on the third anniversary of the date of grant, with each RSU having a value equal to the then current market price of one Barrick Common Share. Additional RSUs are credited to reflect dividends paid on Barrick Common Shares.

OPTIONS OF NAMED EXECUTIVE OFFICERS

      The following table provides information on the stock options granted in 2005 to the Named Executive Officers.

Option Grants During Financial Year Ended December 31, 2005(1)

				Market Value of
				Common Shares
		% of Total Options		Underlying Options
	Common Shares	Granted to	Exercise or	on the
	under Options	Employees in	Base Price	Date of Grant	Expiration
Name	Granted	2004	($/Share)	($/Share)	Date

Gregory C. Wilkins	75,000	3.6%	$26.84	$26.89	December 14, 2012
Peter J. Kinver	50,000	2.4%	26.84	26.89	December 14, 2012
Patrick J. Garver	50,000	2.4%	26.84	26.89	December 14, 2012
Alexander J. Davidson	150,000	7.2%	22.59	21.83	April 26, 2012
	50,000	2.4%	26.84	26.89	December 14, 2012
Jamie C. Sokalsky	50,000	2.4%	26.84	26.89	December 14, 2012

(1)	The options to Messrs. Wilkins, Kinver, Garver and Sokalsky were granted on December 15, 2005. Mr. Davidson was granted 150,000 options on April 27, 2005 and 50,000 options on December 15, 2005. All option grants were made under the Stock Option Plan (2004). Options vest and become exercisable as to 25% on each of the first, second, third and fourth anniversaries of the date of grant. Options were granted at an exercise price equal to the closing price on the Toronto Stock Exchange on the date immediately preceding the date of grant, converted to U.S. dollars using the Bank of Canada noon rate on that day. Each option expires seven years after the date of its grant. The market value of the common shares underlying options on the date of grant is based on the closing price on the Toronto Stock Exchange on the date of grant, converted to U.S. dollars using the Bank of Canada noon rate on that day.

Aggregate Option Exercises During Financial Year Ended December 31, 2005

and Year-End Option Values

      The following table provides information on the exercise of options and the aggregate number of options held by each Named Executive Officer as of December 31, 2005.

			Unexercised		Value of Unexercised
	Common		Options at		In-the-Money Options at
	Shares	Aggregate	December 31, 2005		December 31, 2005(2)
	Acquired	Value
Name	on Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Gregory C. Wilkins	—	$—	693,750	856,250	$3,542,939	$3,605,011
Peter J. Kinver	—	—	192,500	317,500	656,090	1,004,090
Patrick J. Garver	127,500	784,056	253,313	218,937	761,435	796,607
Alexander J. Davidson	100,000	688,309	350,125	411,375	1,419,276	1,382,180
Jamie C. Sokalsky	150,000	1,104,848	400,625	271,875	1,521,746	1,021,078

(1)	Converted from Canadian dollars to U.S. dollars using the Bank of Canada noon rate on December 31, 2005.

(2)	The value of unexercised options is based on the closing price on the Toronto Stock Exchange of the Barrick Common Shares as at December 31, 2005, which was Cdn$32.41, converted to US$27.80 using the Bank of Canada noon rate on that day.

COMPENSATION OF DIRECTORS

      The Compensation Committee reviews Barrick’s director compensation arrangements to ensure that they are competitive in light of the time commitments required from directors and align directors’ interests with those of shareholders. Directors who are not officers of Barrick or any of its subsidiaries are compensated for their services as directors through a combination of fees. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as directors of Barrick.

Remuneration

Director retainer	$75,000 per year
Audit Committee chair retainer	$15,000 per year
Other Committee chair retainer	$10,000 per year
Board meeting attendance fee	$1,000 per meeting
Committee meeting attendance fee	$1,000 per meeting

      Pursuant to Barrick’s Directors’ Deferred Share Unit Plan, directors are required to receive 50% of the basic annual retainer in the form of Deferred Share Units (“DSUs”), with the option to elect to receive 100% of such retainer in the form of DSUs. DSUs are a bookkeeping entry, with each DSU having the same value as a Barrick Common Share. DSUs must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick Common Shares. The non-management directors of Barrick have not received any options to acquire Barrick Common Shares since May 2003. Some non-management directors standing for election at the meeting, who served on the Board of Directors prior to May 2003, were previously awarded options, which are noted in the table under the heading Nominees for Election as Directors. Options do not count toward the directors’ share ownership requirement outlined below.

Share Ownership Requirement

      Barrick has minimum share ownership requirements for directors, pursuant to which directors are required to own Barrick Common Shares or DSUs having a value of at least $200,000, to be achieved by 2008 or within a period of five years from the date the individual became a director, whichever is earlier. For Gregory C. Wilkins, see the specifics that apply to him as President and Chief Executive Officer under “Report on Executive Compensation — Share Ownership Expectation”.

Other Compensation Arrangements

      Mr. Mulroney is also employed as Chairman of Barrick’s International Advisory Board. Mr. Mulroney acts as an ambassador and business and policy advisor for Barrick, advancing Barrick’s interests in various areas, including North America, South America, Africa, Asia and the former Soviet Union. In his capacity as Chairman of the International Advisory Board, Mr. Mulroney receives an annual salary, bonus and other compensation. Mr. Mulroney is also a partner of Ogilvy Renault, Montréal, Québec, a law firm which from time to time provides legal services to Barrick.

OTHER EXECUTIVE COMPENSATION ARRANGEMENTS

      Prior to 2000, none of the Named Executive Officers, executive officers or other officers of Barrick was covered by a pension plan. During 2000, Barrick put in place a retirement plan for officers (the “Officer Retirement Plan”). The Officer Retirement Plan covers all officers except Mr. Peter Munk, the Chairman, and Mr. Birchall, the Vice-Chairman. Pursuant to the Officer Retirement Plan, an amount equal to 15% of the officer’s salary and bonus for the year is accrued and accumulated with interest until retirement. No benefits are payable if the officer is terminated for cause.

      In March 2004, Barrick entered into change in control agreements with each of Mr. Alexander J. Davidson, Executive Vice President, Exploration and Corporate Development; Mr. Patrick J. Garver, Executive Vice President and General Counsel; Mr. Peter J. Kinver, Executive Vice President and Chief Operating Officer; and Mr. Jamie C. Sokalsky, Executive Vice President and Chief Financial Officer (each, a “Covered Executive”), in order to induce them to remain employed by the Company in the event of a change in control (as defined in the agreements). In the event of a change in control, Barrick has agreed with each of such Covered Executives that if their employment is terminated by the Company at any time within one year following the change in control (other than for cause, disability or retirement) or the Covered Executive terminates his employment for good reason (as defined in the agreements) at any time within one year following the change in control, such individual will be entitled to receive, among other things, three times his annual salary and bonus. In addition, all of the Covered Executive’s unexercised stock options will immediately vest and become exercisable and will remain exercisable for the lesser of three years or their remaining term to expiry.

      In March 2004, Barrick also entered into a change in control agreement with Mr. Gregory C. Wilkins, President and Chief Executive Officer. In the event of a change in control (as defined in the agreement), Barrick has agreed with Mr. Wilkins that if Mr. Wilkins’ employment is terminated by the Company (other than for cause, disability or retirement) or Mr. Wilkins terminates his employment with or without good reason (as defined in the agreement) at any time within one year following the change in control, he will be entitled to receive, among other things, three times his annual salary and bonus. In addition, all of Mr. Wilkins’ unexercised stock options will immediately vest and become exercisable and will remain exercisable for the lesser of three years or their remaining term to expiry. Mr. Wilkins’ change in control agreement also provides that in the event Mr. Wilkins gives notice, within one year following a change in control, that he intends to terminate his employment with the Company other than for good reason, he will agree to remain as President and Chief Executive Officer for a period of up to six months beyond his intended resignation date if so requested by the Board of Directors.

      In addition, certain other officers and certain members of management of the Company are participants in a Change of Control Severance Plan, which provides for severance benefits, including severance payments calculated with reference to various factors such as seniority and length of service with the Company in the event of a termination of employment following a change in control (as defined in the plan).

EQUITY COMPENSATION PLAN INFORMATION

      The following table provides information on the Company’s equity compensation plans as of December 31, 2005.

Number of Shares
Remaining Available
	Number of Shares	Weighted Average	for Future Issuance Under
	to be Issued Upon	Exercise Price	Equity Compensation Plans
	Exercise of Outstanding	of Outstanding	as at December 31, 2005
Equity Compensation Plans Approved	Options as at	Options as at	(Excluding Shares
by Shareholders(1)	December 31, 2005	December 31, 2005	Reflected in Column 2)

Amended and Restated Stock Option Plan	14,657,075	$24.53	2,493,421
Stock Option Plan (2004)	6,604,129	$24.28	9,362,536

(1)	In addition, Barrick inherited the stock option plans of Sutton Resources Ltd. and Homestake Mining Company in connection with its acquisitions of those companies. As of December 31, 2005, 302,048 Barrick Common Shares were issuable upon the exercise of outstanding options under the Homestake Mining Company Stock Option Plan, with a weighted average exercise price of $17.29. As of December 31, 2005, 17,260 Barrick Common Shares were issuable upon the exercise of outstanding options under the Sutton Resources Ltd. Stock Option Plan, with a weighted average exercise price of $17.50. Excluding Barrick Common Shares to be issued upon exercise of outstanding options, no Barrick Common Shares remain available for future issuance under the Homestake Mining Company or Sutton Resources Ltd. stock option plans.

Stock Option Plans

      In 1996, shareholder and regulatory approval was obtained to implement Barrick’s Amended and Restated Stock Option Plan (the “Amended and Restated Plan”). Barrick’s shareholders authorized the issuance of up to 35,000,000 Barrick Common Shares under the Amended and Restated Plan. As of December 31, 2005, 11,182,738 Barrick Common Shares had been issued pursuant to options granted under the Amended and Restated Plan, representing 2.1% of the Company’s outstanding capital as of that date. As of December 31, 2005, there were options outstanding to purchase an aggregate of 14,657,075 Barrick Common Shares under the Amended and Restated Plan, representing 2.7% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited or cancelled. Therefore, the total number of Barrick Common Shares issued and issuable under the Amended and Restated Plan as of December 31, 2005 totaled 25,839,813 Barrick Common Shares, representing 4.8% of the Company’s then outstanding capital. As of December 31, 2005, 2,493,421 stock options remained available for grant under the Amended and Restated Plan.

      In 2004, shareholder and regulatory approval was obtained to implement Barrick’s Stock Option Plan (2004) (the “2004 Plan”). Barrick’s Shareholders authorized the issuance of up to 16,000,000 Barrick Common Shares under the 2004 Plan. As of December 31, 2005, 33,335 Barrick Common Shares had been issued pursuant to options granted under the 2004 Plan. As of December 31, 2005, there were options outstanding to purchase an aggregate of 6,604,129 Barrick Common Shares under the 2004 Plan, representing 1.2% of the Company’s outstanding capital as of that date, taking into account that options have been exercised, forfeited or cancelled. Therefore, the total number of Barrick Common Shares issued and issuable under the 2004 Plan as of December 31, 2005 totaled 6,637,464 Barrick Common Shares, representing 1.2% of the Company’s then outstanding capital. As of December 31, 2005, 9,362,536 stock options remained available for grant under the 2004 Plan, representing approximately 1.7% of the Company’s then outstanding capital.

      The purpose of the Amended and Restated Plan and the 2004 Plan (collectively, the “Stock Option Plans”) is to provide key employees of the Company and its subsidiaries and consultants compensation opportunities that will encourage share ownership and enhance the Company’s ability to attract, retain and motivate key personnel and reward significant performance achievements. The Company’s directors were eligible to receive options under the Amended and Restated Plan. The Company has not granted stock options to non-management directors since May 2003. Non-management directors are not eligible to participate in the 2004 Plan.

      Under each of the Stock Option Plans, the total number of Barrick Common Shares to be optioned to any optionee together with any Barrick Common Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of Barrick Common Shares outstanding at the date of the grant of the option.

      A Committee of the Board of Directors administers the Stock Option Plans. All grants of options by the Committee under the Stock Option Plans are subject to the approval of the Board of Directors, and no option has any force or effect until such approval is obtained. The exercise price of each option granted under the Stock Option Plans is determined by the Committee. The exercise price of each option granted may not be less than the closing price of a Barrick Common Share on the Toronto Stock Exchange on the last trading day before the day the option is granted. Repricing of options is expressly prohibited under the 2004 Plan.

      Options granted under the Plans are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives. Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause, and in the case of the 2004 Plan, retirement. If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the option may be exercised within three months, in the case of options granted under the Amended and Restated Plan, or within six months, in the case of options granted under the 2004 Plan, of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such options at the date of the termination of employment or death of the optionee. However, under the Amended and Restated Plan, in the case of the optionee’s death, the Committee may in its discretion extend the time in which the optionee’s legal representative can exercise an option to a date that does not exceed the original expiration date of the option. In the case of the 2004 Plan, the Committee may in some of these cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee’s death, the optionee’s legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option or three years from the termination of employment or death of the optionee, as the case may be.

      Options granted under the Amended and Restated Plan expire not later than ten years after the date of grant, and options granted under the 2004 Plan expire not later than seven years after the date of grant. Generally, options do not vest immediately. The Committee’s practice under the Amended and Restated Plan has been to grant options having a term of ten years, vesting over a period of four years, and the Committee’s practice under the 2004 Plan has been to grant options having a term of seven years, vesting over a period of four years. The Stock Option Plans contain standard provisions permitting accelerated vesting for executive officers and other members of management who are party to a change in control agreement with the Company in the event of a change in control of Barrick.

      The 2004 Plan provides that the Committee, subject to the approval of the Board of Directors, may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the individual. The Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth and reserve growth. Individual performance measures that the Committee may implement under the 2004 Plan will vary according to the individual’s ability to affect business results.

      The Board of Directors may at any time terminate the Stock Option Plans and may amend them in such respects as the Board of Directors deems appropriate, subject to required regulatory or shareholder approval where required, provided that, in the case of the Amended and Restated Plan, any amendment or termination may not alter or impair in any materially adverse fashion any option previously granted to an optionee under the

Amended and Restated Plan without the consent of the optionee, and in the case of the 2004 Plan, any amendment or termination may not decrease the entitlements of an optionee that have accrued prior to the date of such amendment or termination, and the 2004 Plan may not be amended to permit repricing of outstanding options without shareholder approval.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

      During 2005, one senior officer had a loan outstanding from the Company (other than “routine indebtedness” under applicable Canadian securities and corporate laws).

Largest
	Involvement	Amount	Amount
	of Issuer or	Outstanding	Outstanding as at
Name and Principal Position	Subsidiary	during 2005(2)	March 1, 2006(2)

Brad L. Doores(1)	Corporation Loan	$295,439	$74,310
Vice President and Assistant General Counsel (Cedar Valley, Ontario)

(1)	The loan to Mr. Doores was made on October 19, 1995 in connection with the purchase of his residence. The loan is secured against the residence, bears interest at a rate of 5.78% per annum, and is denominated in Canadian dollars.

(2)	The rate of exchange used to convert to United States dollars is the Bank of Canada noon rate on the applicable date.

     As at March 1, 2006, the aggregate amount of indebtedness owed to the Company or its subsidiaries by all present and former directors, officers and employees of Barrick and its subsidiaries for purposes other than in connection with purchase of securities (other than “routine indebtedness” under applicable Canadian securities laws) was approximately $565,000. As at March 1, 2006, there was no outstanding indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) to the Company or its subsidiaries by all present and former directors, officers and employees of Barrick and its subsidiaries made in connection with the purchase of securities of the Company or any of its subsidiaries.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

      During 2005, Barrick purchased insurance for the benefit of directors and officers of Barrick and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Business Corporations Act (Ontario). The premium for such insurance was $3.2 million. The policy provided coverage to each director and officer of $125 million in the policy year.

      In accordance with the provisions of the Business Corporations Act (Ontario), Barrick’s by-laws provide that Barrick will indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company’s request as a director or officer of a company of which Barrick is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including amounts paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which he or she was made a party by reason of being or having been a director or officer of Barrick or such other company if he or she acted honestly and in good faith with a view to the best interests of the Company or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he or she had reasonable grounds to believe that his or her conduct was lawful. If Barrick becomes liable under the terms of its by-laws, the insurance coverage will extend to its liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

      During 2005, certain current and former officers were either indemnified by the Company or paid by the insurer under the Company’s directors and officers insurance policy for costs incurred by them in their capacity as directors and officers of Barrick. Randall Oliphant (former Chief Executive Officer), John K. Carrington (former Chief Operating Officer), and Jamie C. Sokalsky (current Chief Financial Officer) and the Company were named as defendants in Wagner v. Barrick, a securities class action complaint filed in the U.S. District

Court for the Southern District of New York in 2003. During 2005, $9,600 was paid by the Company on behalf of Mr. Oliphant in connection with his defense costs for this litigation. In addition, the Company has retained a law firm to act as common defense counsel for the Company and the three individual defendants; these defense costs are subject to coverage under the Company’s directors and officers insurance policy and amounted to $654,000 in 2005.

APPOINTMENT OF AUDITORS

      Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form in favour of the re-appointment of PricewaterhouseCoopers LLP as auditors of Barrick to hold office until the next annual meeting of shareholders and the authorization of the Board of Directors to fix their remuneration.

      For the year ended December 31, 2005, PricewaterhouseCoopers LLP were paid total fees of $2.9 million for audit services and total fees of $1.3 million for other services, comprised of $10,000 for audit-related services, $47,000 for non-audit related services, $523,000 for tax compliance and advisory services and $675,000 for Sarbanes-Oxley preparation services. All non-audit services to be provided by PricewaterhouseCoopers LLP are subject to pre-approval by the Audit Committee.

      The Board of Directors recommends that shareholders vote in favour of the appointment of PricewaterhouseCoopers LLP and the authorization of the Board of Directors to fix their remuneration.

CONTINUANCE AND ARRANGEMENT

      On November 10, 2005, Barrick commenced a take-over bid to acquire all of the outstanding common shares of Placer Dome Inc. (“Placer Dome”). As of February 3, 2006, the expiry of the take-over bid, Barrick had acquired 94% of the Placer Dome common shares. The remaining common shares were subsequently acquired and Placer Dome is now a direct wholly-owned subsidiary of Barrick. It is anticipated that Placer Dome will be continued under the Business Corporations Act (Alberta) (the “ABCA”) and become an unlimited liability corporation under the name “Placer Dome ULC”.

      Before commencing the take-over bid, Barrick agreed to transfer certain assets and liabilities of Placer Dome to Goldcorp Inc. (the “Goldcorp Transaction”). The estimated purchase price to be paid by Goldcorp is approximately $1.5 billion in cash (subject to adjustment) plus the assumption of certain liabilities. In order to complete the Goldcorp Transaction on a tax-efficient basis and potentially facilitate the integration of Placer Dome’s other assets into Barrick’s corporate group, Barrick is seeking to complete an internal reorganization that will allow it to utilize the tax cost “bump” provided for in paragraph 88(1)(d) of the Income Tax Act (Canada). The tax cost “bump” will allow Barrick to increase, to the extent permitted, the adjusted cost base of the shares of Placer Dome’s directly-owned subsidiary corporations that Barrick will acquire pursuant to the proposed internal reorganization which will reduce Barrick’s tax burden in connection with the Goldcorp Transaction and potential future transactions involving Placer Dome’s assets.

      For tax reasons, the proposed internal reorganization has been structured as an amalgamation of Barrick with Placer Dome while Placer Dome is an unlimited liability corporation. The amalgamation will combine the assets and liabilities of Barrick and Placer Dome. In order to effect the amalgamation, Barrick must continue from the Business Corporations Act (Ontario) (the “OBCA”) to the ABCA. The amalgamation will take place under the ABCA and then the corporation resulting from the amalgamation (“Amalgamated Barrick”) will continue from the ABCA back to the OBCA.

      The export of Barrick to Alberta, amalgamation of Barrick and Placer Dome and return of Amalgamated Barrick to Ontario (collectively, the “Reorganization”) will all happen in one day. Following completion of the Reorganization, Barrick will be an Ontario corporation and the articles and by-laws of Barrick will be the same as they are now. There will be no change to the Barrick Common Shares as a result of the Reorganization nor will there be any adverse tax consequences to shareholders in Canada or the United States nor are any adverse tax consequences expected for shareholders in other jurisdictions. The holders of Barrick Common Shares immediately prior to the amalgamation will be the shareholders of Amalgamated Barrick immediately after the amalgamation. The operations, assets and liabilities of Barrick on a consolidated basis will not be affected by the Reorganization.

      In connection with the Reorganization, Barrick, Placer Dome and 1229605 Alberta Ltd. (a wholly-owned subsidiary of Placer Dome) have entered into an arrangement agreement (the “Arrangement Agreement”) dated March 21, 2006, a copy of which is attached to this Circular as Appendix C. The Arrangement Agreement provides for, among other things, a plan of arrangement (the “Plan of Arrangement”) under the ABCA that includes the continuance of Barrick into Alberta, the vertical amalgamation of Barrick and Placer Dome ULC and the export of Amalgamated Barrick from the ABCA to the OBCA. A copy of the Plan of Arrangement is attached as Schedule 1 to the Arrangement Agreement.

      On March 23, 2006, the Court of Queen’s Bench of Alberta (the “Court”) granted an interim order (the “Interim Order”), pursuant to which Barrick is seeking the approval of its shareholders to the Plan of Arrangement. In addition, in order to complete the Plan of Arrangement, Barrick must first obtain the approval of its shareholders to the continuance of Barrick from the OBCA to the ABCA (the “Continuance”). As a result, Barrick is seeking the approval of its shareholders to the Continuance and the Plan of Arrangement. The full text of the proposed special resolution (the “Continuance and Arrangement Resolution”) is attached to this Circular as Appendix B. The Continuance will not be undertaken unless the Plan of Arrangement (which provides for the export of Amalgamated Barrick from the ABCA to the OBCA) is also effected.

      If the Continuance and Arrangement Resolution is passed and all of the other conditions in the Arrangement Agreement are satisfied or waived, Barrick intends to apply for a final order of the Court (the “Final Order”) approving the Plan of Arrangement. The effective date (the “Effective Date”) of the Plan of Arrangement is expected to be shortly after the Meeting. The continuance of Barrick to the ABCA, the vertical amalgamation of Barrick and Placer Dome ULC and the export of Amalgamated Barrick to the OBCA are intended to all occur on the same day. Notwithstanding that the Continuance and Arrangement Resolution is passed or that the Final Order is obtained on terms satisfactory to Barrick, Placer Dome and 1229605 Alberta Ltd. or that all other conditions in the Arrangement Agreement are satisfied or waived, the officers and directors of Barrick are authorized and empowered, without further notice to or approval of the holders of Barrick Common Shares, to amend, supplement or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, to terminate the Arrangement Agreement, to abandon the Continuance, not to proceed with the Plan of Arrangement or to revoke the Continuance and Arrangement Resolution.

      The Board of Directors recommends that shareholders vote in favour of the Continuance and Arrangement Resolution. In order to approve the Continuance and Arrangement Resolution, two-thirds of the votes cast at the Meeting must be voted in favour thereof. Registered holders of Barrick Common Shares (“Common Shareholders”) who vote against the Continuance and Arrangement Resolution will be entitled to dissent and to require that Barrick acquire their Barrick Common Shares for fair value if Barrick proceeds with the Reorganization. The rights of dissent are described in greater detail below.

Dissent Rights

      A registered Common Shareholder is entitled to dissent under section 185 of the OBCA and to be paid the fair value of such Common Shareholder’s Barrick Common Shares if such Common Shareholder properly dissents in respect of the Continuance and Arrangement Resolution and the Continuance becomes effective. In addition, a registered Common Shareholder is entitled to dissent under section 191 of the ABCA and to be paid the fair value of such Common Shareholder’s Barrick Common Shares if such Common Shareholder properly dissents in respect of the Continuance and Arrangement Resolution and Barrick proceeds with the Reorganization. You should know that the provisions of and procedures relating to section 185 of the OBCA and section 191 of the ABCA are different. You should consult with your legal advisor for information about the differences between such provisions and procedures.

      A registered holder of BGI Exchangeable Shares is not entitled to dissent under section 185 of the OBCA or section 191 of the ABCA. Holders of BGI Exchangeable Shares who wish to dissent must exchange their BGI Exchangeable Shares for Barrick Common Shares sufficiently in advance of the Meeting to enable them to deliver a Notice of Objection (defined below) in the manner and within the time periods set out below.

      A registered Common Shareholder who objects to the Continuance and Arrangement Resolution and who wishes to exercise his or her right of dissent (a “Dissenting Shareholder”) must send to the Vice President, Assistant General Counsel and Secretary of Barrick at BCE Place, Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario M5J 2S1, a written notice of such holder’s objection to the resolution (a “Notice of Objection”) prior to the Meeting or deliver a Notice of Objection to the Secretary of Barrick at the Meeting. In the Notice of Objection, you must indicate whether you are dissenting under the OBCA or the ABCA. If you do not clearly indicate that you are dissenting under the OBCA or the ABCA, you will be deemed to be dissenting under the OBCA.

      Set out below is a summary of the provisions of the OBCA and the ABCA relating to dissent rights. It is a summary only and is qualified in its entirety by the provisions of section 185 of the OBCA and section 191 of the ABCA, respectively. The provisions of the OBCA and the ABCA relating to dissent rights are technical and complex. Common Shareholders wishing to avail themselves of their rights under those provisions should seek their own legal advice, as failure to comply strictly with the provisions of the OBCA and the ABCA may prejudice their right of dissent. The text of section 185 of the OBCA and the text of section 191 of the ABCA are attached as Appendix F and Appendix G, respectively, to this Circular. In addition, the exercise of dissent rights may have tax consequences. You should consult your tax advisor for information about these consequences.

      The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein on evidence presented at that hearing.

      The Arrangement Agreement provides that it is a condition to the completion of the Arrangement that Barrick must determine to proceed with the Arrangement if Common Shareholders representing in excess of 0.1% of the Barrick Common Shares outstanding on the business day immediately prior to the Meeting shall have exercised dissent rights.

      Section 185 of the OBCA and Section 191 of the ABCA each provide that a Common Shareholder may only make a claim under such section with respect to all the shares of a class held by the Common Shareholder on behalf of any one beneficial owner and registered in the Common Shareholder’s name. One consequence of these provisions is that a Common Shareholder may only exercise the right to dissent in respect of Barrick Common Shares that are registered in that Common Shareholder’s name. In many cases, shares beneficially owned by a person are registered in the name of an intermediary or a clearing agency. Accordingly, a non-registered Common Shareholder will not be entitled to exercise his or her right to dissent directly (unless the Barrick Common Shares are re-registered in the non-registered Common Shareholder’s name). A non-registered Common Shareholder who wishes to exercise the right of dissent should immediately contact the intermediary with whom the non-registered Common Shareholder deals with in respect of his or her Barrick Common Shares and either (i) instruct the intermediary to exercise the right to dissent on the non-registered Common Shareholder’s behalf (which, if the Barrick Common Shares are registered in the name of a clearing agency, would require that the Barrick Common Shares first be re-registered in the name of the intermediary), or (ii) instruct the intermediary to re-register the Barrick Common Shares in the name of the non-registered Common Shareholder, in which case the non-registered Common Shareholder would be required to exercise the right to dissent directly.

      The filing of a Notice of Objection does not deprive a Common Shareholder of the right to vote at the Meeting; however both the OBCA and ABCA provide, in effect, that a Common Shareholder who has submitted a Notice of Objection and who votes in favour of the Continuance and Arrangement Resolution will be deprived of further rights under section 185 of the OBCA and section 191 of the ABCA, as applicable. A Common

Shareholder, however, may vote as a proxyholder for another Common Shareholder whose proxy required an affirmative vote, without affecting the right of the proxyholder to exercise the dissent right in respect of his or her own Barrick Common Shares. Neither the OBCA nor the ABCA provides, and Barrick will not assume, that a vote against the Continuance and Arrangement Resolution or an abstention constitutes a Notice of Objection, but a Common Shareholder need not vote his or her Barrick Common Shares against the Continuance and Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Continuance and Arrangement Resolution does not constitute a Notice of Objection. However, any proxy granted by a Common Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Continuance and Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Barrick Common Shares in favour of the Continuance and Arrangement Resolution and thereby causing the Common Shareholder to forfeit his or her right to dissent.

          OBCA

      Under section 185 of the OBCA, within 10 days of the shareholders adopting the Continuance and Arrangement Resolution, Barrick is required to notify each Dissenting Shareholder in writing that the Continuance and Arrangement Resolution has been adopted, unless the Dissenting Shareholder voted in favour of the Continuance and Arrangement Resolution or has withdrawn such Dissenting Shareholder’s Notice of Objection. The notice of adoption must set out the rights of the Dissenting Shareholder and the procedures to be followed to exercise those rights. A Dissenting Shareholder shall, within 20 days after receiving notice of the adoption of the Continuance and Arrangement Resolution, or if such Dissenting Shareholder does not receive such notice, within 20 days after such Dissenting Shareholder learns that the Continuance and Arrangement Resolution has been adopted, send to Barrick at the address set out above a written notice (the “Demand for Payment”) containing such Dissenting Shareholder’s name and address, the number of Barrick Common Shares in respect of which such Dissenting Shareholder dissents and a demand for payment of the fair value of the Barrick Common Shares held by such Dissenting Shareholder. Within 30 days of the sending of a Demand for Payment, the Dissenting Shareholder must send the certificates representing the Barrick Common Shares in respect of which such Dissenting Shareholder dissents to Barrick or CIBC Mellon Trust Company, in its capacity as Barrick’s transfer agent. Barrick or CIBC Mellon Trust Company will endorse thereon notice that the Dissenting Shareholder is a Dissenting Shareholder and will then return the share certificates to the Dissenting Shareholder. After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Common Shareholder other than the right to be paid the fair value of the Barrick Common Shares held by such Dissenting Shareholder, except where (i) the Dissenting Shareholder withdraws its Demand for Payment before Barrick makes an offer to the Dissenting Shareholder in accordance with the OBCA; (ii) Barrick fails to make an offer as hereinafter described and the Dissenting Shareholder withdraws its Demand for Payment; or (iii) the Arrangement Agreement is terminated; in which case such Dissenting Shareholder’s rights as a Common Shareholder are reinstated as of the date such Dissenting Shareholder sent the Demand for Payment. Not later than seven days after the later of the Effective Date and the day Barrick receives a Demand for Payment, Barrick is required to send to each Dissenting Shareholder who has sent a Demand for Payment an offer to pay for the Barrick Common Shares of the Dissenting Shareholder in an amount considered by the Board of Directors to be the fair value thereof, determined as of the close of business on the day before the day on which the Continuance and Arrangement Resolution was adopted, accompanied by a statement showing how the fair value was determined, or, if applicable, a notification that Barrick is unable lawfully to pay Dissenting Shareholders for their Barrick Common Shares.

      Every offer to pay for Barrick Common Shares held by Dissenting Shareholders must be on the same terms and is to be paid by Barrick within 10 days of the acceptance, but an offer to pay lapses if Barrick has not received an acceptance thereof within 30 days of making the offer to pay. If an offer to pay is not made by Barrick or if a Dissenting Shareholder does not accept an offer to pay, Barrick may within 50 days after the Effective Date, or within such further period as the Ontario Superior Court of Justice (the “Ontario Court”) may

allow, apply to the Ontario Court to fix a fair value for the Barrick Common Shares of any Dissenting Shareholder. At the present time, Barrick does not intend to apply to the Ontario Court to fix a fair value for the Barrick Common Shares. If Barrick fails to apply to the Court, a Dissenting Shareholder may apply to the Ontario Court for the same purpose within a further period of 20 days or within such further period as the Ontario Court may allow.

      Before making an application to the Ontario Court, or not later than seven days after receiving notice of an application to the Ontario Court by a Dissenting Shareholder, as the case may be, Barrick shall give to each Dissenting Shareholder who, at the date upon which the notice is given (a) has sent to Barrick a Demand for Payment and (b) has not accepted the offer to pay made by Barrick, notice of the date, place and consequences of the application and of such Dissenting Shareholder’s right to appear and be heard in person or by counsel. A similar notice shall be given to each Dissenting Shareholder who, after the date of such first mentioned notice and before the termination of the proceedings commenced by the application, satisfies the conditions in (a) and (b) above within three days after such Dissenting Shareholder satisfies such conditions. All Dissenting Shareholders who satisfy the conditions in (a) and (b) above shall be deemed to be joined in the application on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and such Dissenting Shareholders are bound by the decision rendered by the Ontario Court in the proceedings commenced by the application. Upon an application to the Ontario Court, the Ontario Court may determine whether any other person is a Dissenting Shareholder who should be joined as a party and the Ontario Court is to fix a fair value for the Barrick Common Shares of all Dissenting Shareholders.

      A Dissenting Shareholder who dissents but elects to receive the fair value of such Dissenting Shareholder’s Barrick Common Shares and does not accept the offer to pay made by Barrick, or if the offer to pay lapses and Barrick has not received an acceptance thereof, will be bound to accept the amount determined by the Ontario Court to be the fair value of the Barrick Common Shares even if such amount is lower than the amount offered by Barrick.

          ABCA

      Under section 191 of the ABCA, an application may be made to the Court of Queen’s Bench of Alberta (the “Alberta Court”) by Barrick or by a Dissenting Shareholder to fix the fair value of the Dissenting Shareholder’s Barrick Common Shares. If such an application to the Alberta Court is made by Barrick or a Dissenting Shareholder, Barrick must, unless the Alberta Court otherwise orders, send to each Dissenting Shareholder a written offer to pay the Dissenting Shareholder an amount considered by the Board of Directors to be the fair value thereof, determined as of the close of business on the last business day before the day on which the Continuance and Arrangement Resolution was adopted. The offer to pay, unless the Alberta Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Barrick is the applicant, or within 10 days after Barrick is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer to pay will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined, or, if applicable, a notification that Barrick is unable to pay Dissenting Shareholders for their Barrick Common Shares.

      A Dissenting Shareholder may make an agreement with Barrick for the purchase of such Dissenting Shareholder’s Barrick Common Shares for the same amount as the offer to pay or otherwise, at any time before the Alberta Court pronounces an order fixing the fair value of the Barrick Common Shares.

      A Dissenting Shareholder is not required to give security for costs in respect of an application to the Alberta Court and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Alberta Court will make an order fixing the fair value of the Barrick Common Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Barrick in favour of each of those Dissenting Shareholders, and fixing the time within which Barrick must pay that amount payable to the Dissenting Shareholders. The Alberta Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Common Shareholder, until the date of payment.

      A Dissenting Shareholder ceases to have any rights as a Common Shareholder of Barrick other than the right to be paid the fair value of his or her Barrick Common Shares on the earliest of the Effective Date, the making of an agreement between Barrick and the Dissenting Shareholder as to the payment to be made by Barrick to the Dissenting Shareholder and the pronouncement of an order of the Alberta Court fixing the fair value of the Barrick Common Shares. Until any of the foregoing events occur, the Common Shareholder may withdraw his or her dissent or the Arrangement Agreement may be terminated and in either event proceedings under section 191 of the ABCA shall be discontinued.

AVAILABILITY OF DISCLOSURE DOCUMENTS

      Additional information relating to Barrick is available on SEDAR at www.sedar.com and on Barrick’s website, www.barrick.com. Financial information about Barrick is provided in the Company’s comparative financial statements and management’s discussion and analysis of financial and operating results for the year ended December 31, 2005.

      Barrick will provide to any person or company, upon request to its Investor Relations Department, a copy of:

(1)	its 2005 Annual Report, including management’s discussion and analysis of financial and operating results;

(2)	its latest Annual Information Form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

(3)	its comparative financial statements for the year ended December 31, 2005, together with the report of its auditors thereon, and any interim financial statements filed subsequently; and

(4)	its Management Information Circular and Proxy Statement for its last Annual Meeting of Shareholders.

      Barrick’s Investor Relations Department may be reached at:

          Toll-free number within Canada and the United States: 1-800-720-7415

          Telephone: (416) 861-9911
          Fax: (416) 861-0727
          Email: investor@barrick.com

          BCE Place, Canada Trust Tower

          Suite 3700, 161 Bay Street
          P.O. Box 212
          Toronto, Ontario M5J 2S1

DIRECTORS’ APPROVAL

      The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board of Directors.

Toronto, Ontario, March 24, 2006.

By Order of the Board of Directors

Sybil E. Veenman
Vice-President, Assistant General Counsel and
Secretary

APPENDIX A

MANDATE OF THE BOARD OF DIRECTORS

Mandate

      The Board of Directors (the “Board”) is responsible for the stewardship of Barrick Gold Corporation (the “Company”) and for the supervision of the management of the business and affairs of the Company.

      Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Responsibilities

      The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations.

      The Board discharges its responsibilities directly and through delegation to its Committees.

      The Board’s responsibilities shall include:

          Oversight of Management

1.	Through the Compensation Committee, adopting a succession planning process and participating in the selection, appointment, development, evaluation and compensation of the Chairman of the Board, the Chief Executive Officer (“CEO”) and other senior officers.

2.	Through the actions of the Board and its individual directors and through Board’s interaction with and expectations of senior officers, promoting a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics, taking appropriate steps to, to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Company, and that the CEO and other executive officers create a culture of integrity throughout the Company.

3.	Periodically reviewing and approving any significant changes to the Company’s Code of Business Conduct and Ethics.

4.	Developing and approving position descriptions for each of the Chairman of the Board, CEO and the Chairperson of each Board Committee, and measuring the performance of those acting in such capacities against such position descriptions.

          Financial and Risk Matters

5.	Overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

6.	Overseeing the integrity of the Company’s internal controls and management information systems by adopting appropriate internal and external audit and control systems.

7.	Reviewing and approving an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company’s performance against such budget.

8.	Approving annual and, either directly or through the Audit Committee, quarterly financial statements and the release thereof by management.

A-1

9.	Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including for the identification by management of the principal risks of the business of the Company, including financial risks, and the implementation by management of appropriate systems to deal with such risks.

          Business Strategy

10.	Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

11.	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

12.	Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

          Communications and Reporting

13.	Overseeing the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

14.	Periodically reviewing and approving any significant changes to the Company’s Disclosure Policy.

15.	Adopting a process to enable shareholders to communicate directly with the Lead Director or with the Chairman of the Corporate Governance and Nominating Committee.

          Corporate Governance

16.	Overseeing the development of the Company’s approach to corporate governance, including reviewing and approving changes to the Company’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

17.	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

18.	Ensuring that the Board receives from senior officers the information and input required to enable the Board to effectively perform its duties.

19.	Overseeing, through the Corporate Governance and Nominating Committee, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

          Board Organization

20.	Overseeing, through the Corporate Governance and Nominating

21.	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s Corporate Governance Guidelines.

A-2

APPENDIX B

CONTINUANCE AND ARRANGEMENT RESOLUTION

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the continuance of Barrick Gold Corporation (“Barrick”) as a corporation under the Business Corporations Act (Alberta) (the “ABCA”) is hereby approved and authorized;

2.	the arrangement (the “Arrangement”) under section 193 of the ABCA substantially as set forth in the plan of arrangement (the “Plan of Arrangement”) attached as Schedule 1 to Appendix C of the Management Information Circular and Proxy Statement of Barrick dated March 24, 2006 (the “Circular”) is hereby approved and authorized;

3.	the arrangement agreement (the “Arrangement Agreement”) dated as of March 21, 2006 between Barrick, Placer Dome Inc. (“Placer Dome”) and 1229605 Alberta Ltd., a copy of which is attached as Appendix C of the Circular, which provides for, among other things, the continuance of Barrick under the ABCA, the vertical amalgamation of Barrick and Placer Dome and the authorization of the resulting corporation (“Amalgamated Barrick”) to continue under the Business Corporations Act (Ontario) (the “OBCA”), with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 5 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

4.	notwithstanding that this resolution has been duly passed or that the Plan of Arrangement has received the approval of the Court of Queen’s Bench of Alberta or that all of the conditions in the Arrangement Agreement have been satisfied or waived, any director or officer of Barrick is hereby authorized and empowered, for and on behalf of Barrick, without further notice to or approval of the holders of Barrick shares, (a) to amend, supplement or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, (b) to terminate the Arrangement Agreement, and (c) to abandon the application for the continuance of Barrick under the ABCA, (d) not to proceed with the Arrangement, or (e) to revoke this resolution at any time prior to the effective date of the Arrangement (provided that if the board of directors terminates the Arrangement Agreement or does not proceed with the Arrangement, it shall also abandon the continuance of Barrick under the ABCA); and

5.	any director or officer of Barrick is hereby authorized, for and on behalf of Barrick, to execute and deliver an application for authorization to continue in another jurisdiction, articles of arrangement, articles of continuance and articles of amalgamation under the ABCA and articles of continuance for Amalgamated Barrick to continue from the ABCA to the OBCA and to execute or cause to be executed, with or without the corporate seal, and, if, appropriate, deliver or cause to be delivered or file or cause to be filed all such other documents, agreements, articles and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary or desirable to give full effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and, if appropriate, delivery or filing of any such document, agreement, articles or instrument or the doing of any such act or thing.”

B-1

APPENDIX C

ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of the 21st day of March, 2006.

          B E T W E E N:

BARRICK GOLD CORPORATION,
a corporation existing under the laws of Ontario,

(hereinafter referred to as “Barrick”),

-and -

PLACER DOME INC.,

a corporation existing under the federal laws of Canada,

(hereinafter referred to as “Placer Dome”),

-and -

1229605 ALBERTA LTD.,

a corporation existing under the laws of Alberta,

(hereinafter referred to as “1229605”).

      WHEREAS Placer Dome is a direct, wholly-owned subsidiary of Barrick;

      AND WHEREAS 1229605 is a direct, wholly-owned subsidiary of Placer Dome;

      AND WHEREAS it is proposed that Placer Dome will continue under the laws of Alberta and amend its articles to become an unlimited liability corporation;

      AND WHEREAS it is further proposed that Barrick will continue under the laws of Alberta and amalgamate with Placer Dome and that the resulting amalgamated corporation will thereafter be continued under the laws of Ontario;

      NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

      In this Agreement, unless the context otherwise requires:

“1229605” means 1229605 Alberta Ltd., a corporation existing under the laws of Alberta, and its successors;

“ABCA” means the Business Corporations Act (Alberta), as amended;

“Amalgamated Barrick” means the corporation continuing from the amalgamation of Barrick and Placer Dome pursuant to the Plan of Arrangement;

“Arrangement” means the arrangement pursuant to section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement;

“Barrick” means Barrick Gold Corporation, a corporation existing under the laws of Ontario, and its successors;

“Barrick Meeting” has the meaning given to that term in Section 2.1(b);

“Barrick Shareholders” means the registered holders of common shares of Barrick at the relevant time;

“Business Day” means any day other than a Saturday, Sunday, a public holiday or a day on which commercial banks are not open for business in the City of Edmonton and the City of Toronto;

“Continuance and Arrangement Resolution” means the resolution of the shareholders of Barrick authorizing and approving the continuance of Barrick into Alberta and the Arrangement, substantially in the form of the resolution which is to be attached to the information circular sent to Barrick shareholders in relation to the Barrick Meeting;

“Court” means the Court of Queen’s Bench of Alberta;

“Effective Date” means the date on which the Arrangement will be effective, which shall not in any event precede the date of the Final Order;

“Final Order” means the final order of the Court approving the Arrangement to be issued pursuant to the application referred to in Section 2.1(c), as such order may be amended at any time prior to Effective Date;

“Interim Order” means the interim order of the Court to be issued pursuant to the application referred to in Section 2.1(a), as such order may amended at any time prior to the Effective Date;

“OBCA” means the Business Corporations Act (Ontario), as amended;

“Placer Dome” means Placer Dome Inc., a corporation existing under the federal laws of Canada, and its successors;

“Placer Dome Shares” means all of the common shares in the capital of Placer Dome;

“Plan of Arrangement” means the plan of arrangement substantially in the form and on the terms annexed as Schedule 1 hereto, and any amendment, modification or supplement thereto made in accordance with the terms thereof; and

“Registrar” has the meaning given to that term in the ABCA.

1.2 Interpretation Not Affected by Headings

      The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the construction or interpretation of this Agreement. Unless otherwise specified, references to Articles and Sections are to Articles, Sections and subsections of this Agreement.

1.3 Number and Gender

      In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and a reference to a person shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof).

1.4 Schedule

      Schedule 1 annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into and forms part of this Agreement.

ARTICLE 2

THE ARRANGEMENT

2.1 Arrangement

(a)	As soon as reasonably practicable following the execution and delivery of this Agreement, Barrick, Placer Dome and 1229605 shall jointly file, proceed with and diligently prosecute an application pursuant to section 193(2) of the ABCA for the Interim Order.

(b)	If the Interim Order is obtained on terms satisfactory to Barrick, Placer Dome and 1229605, Barrick shall convene and hold a meeting of its shareholders (the “Barrick Meeting”) for the purpose of, among other things, having such shareholders consider the Continuance and Arrangement Resolution.

(c)	If the Interim Order is obtained on terms satisfactory to Barrick, Placer Dome and 1229605 and the Continuance and Arrangement Resolution is passed by the requisite majority of the shareholders of Barrick, Barrick, Placer Dome and 1229605 shall promptly thereafter take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order.

(d)	Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein or therein contained in favour of each party:

(i)	the appropriate parties shall apply for an authorization for Barrick to continue from the OBCA to the ABCA;

(ii)	the appropriate parties hereto shall, pursuant to section 193(10) of the ABCA, send or cause to be sent to the Registrar a copy of the Final Order and articles of arrangement to give effect to the Arrangement and implement the Plan of Arrangement, together with all other required documentation; and

(iii)	the appropriate parties shall apply to the Director under the OBCA for a certificate of continuance for Amalgamated Barrick and shall file articles of continuance for Amalgamated Barrick, together with all other required documentation, with the Director under the OBCA.

2.2 Effective Time of Steps of Arrangement

      The various transactions in the Arrangement shall become effective on the Effective Date, in the order specified in the Plan of Arrangement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Barrick

      Barrick represents and warrants to Placer Dome and 1229605 as follows and acknowledges that Placer Dome and 1229605 are relying on such representations and warranties in connection with the Arrangement:

(a)	Barrick is validly existing under the laws of Ontario and has the corporate power to enter into this Agreement and to perform its obligations hereunder;

(b)	Barrick is the registered and beneficial owner of all of the outstanding shares of Placer Dome; and

(c)	this Agreement has been duly authorized, executed and delivered by Barrick and is a legal, valid and binding obligation of Barrick, enforceable against Barrick by Placer Dome and 1229605 in accordance with its terms.

3.2 Representations and Warranties of Placer Dome

      Placer Dome represents and warrants to Barrick and 1229605 as follows and acknowledges that Barrick and 1229605 are relying on such representations and warranties in connection with the Arrangement:

(a)	Placer Dome is validly existing under the federal laws of Canada and has the corporate power to enter into this Agreement and to perform its obligations hereunder;

(b)	Placer Dome is the registered and beneficial owner of all of the outstanding shares of 1229605;

(c)	this Agreement has been duly authorized, executed and delivered by Placer Dome and is a legal, valid and binding obligation of Placer Dome, enforceable against Placer Dome by Barrick and 1229605 in accordance with its terms; and

(d)	the sole shareholder of Placer Dome has approved the Arrangement.

3.3 Representations and Warranties of 1229605

      1229605 represents and warrants to Barrick and Placer Dome as follows and acknowledges that Barrick and Placer Dome are relying on such representations and warranties in connection with the Arrangement:

(a)	1229605 is validly existing under the laws of Alberta and has the corporate power to enter into this Agreement and to perform its obligations hereunder;

(b)	this Agreement has been duly authorized, executed and delivered by 1229605 and is a legal, valid and binding obligation of 1229605, enforceable against 1229605 by Barrick and Placer Dome in accordance with its terms; and

(c)	the sole shareholder of 1229605 has approved the Arrangement.

ARTICLE 4

COVENANTS

4.1 Covenants of Barrick

      Barrick covenants and agrees that:

(a)	prior to the Effective Date, it will effect the continuance of Placer Dome under the laws of Alberta and such amendments to the articles of Placer Dome as may be required in order for Placer Dome to become an unlimited liability corporation under the laws of Alberta;

(b)	it will do all such acts and things as are necessary or desirable in order to give effect to the Arrangement and, without limiting the foregoing, it will apply for and use its reasonable efforts to obtain such consents, orders or approvals as are necessary or desirable for the implementation of the Arrangement; and

(c)	to the extent within its power, it will forthwith carry out the terms of the Interim Order and the Final Order.

4.2 Covenants of Placer Dome

      Placer Dome covenants and agrees that:

(a)	prior to the Effective Date, it will effect the continuance of Placer Dome under the laws of Alberta and such amendments to the articles of Placer Dome as may be required in order for Placer Dome to become an unlimited liability corporation under the laws of Alberta;

(b)	it will do all such acts and things as are necessary or desirable in order to give effect to the Arrangement and, without limiting the foregoing, it will apply for and use its reasonable efforts to obtain such consents, orders or approvals as are necessary or desirable for the implementation of the Arrangement; and

(c)	to the extent within its power, it will forthwith carry out the terms of the Interim Order and the Final Order.

4.3 Covenants of 1229605

      1229605 covenants and agrees that:

(a)	it will do all such acts and things as are necessary or desirable in order to give effect to the Arrangement and, without limiting the foregoing, it will apply for and use its reasonable efforts to obtain such consents, orders or approvals as are necessary or desirable for the implementation of the Arrangement; and

(b)	to the extent within its power, it will forthwith carry out the terms of the Interim Order and the Final Order.

ARTICLE 5

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

5.1 The representations and warranties of the parties contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated and extinguished on the Effective Date.

ARTICLE 6

CONDITIONS

6.1 Mutual Conditions of Barrick, Placer Dome and 1229605

      The obligations of Barrick, Placer Dome and 1229605 to complete the Arrangement are subject to the fulfillment of the following conditions:

(a)	there shall not be in force any order or decree of a court or other tribunal of competent jurisdiction restraining or enjoining the consummation of the Arrangement;

(b)	the Arrangement shall have been approved at the Barrick Meeting in accordance with the Interim Order;

(c)	all consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, that the parties deem necessary or desirable for the completion of the Arrangement shall have been obtained or received and none of such consents, orders, regulations or approvals shall contain terms or conditions that are unsatisfactory or unacceptable to Barrick, Placer Dome or 1229605;

(d)	the Interim Order shall have been granted in form and substance satisfactory to Barrick, Placer Dome and 1229605 and shall not have been set aside or modified in a manner unacceptable to such parties, on appeal or otherwise;

(e)	the Final Order shall have been granted in form and substance satisfactory to Barrick, Placer Dome and 1229605 and shall not have been set aside or modified in a manner unacceptable to such parties, on appeal or otherwise;

(f)	Placer Dome shall have been continued under the laws of Alberta and shall have become an unlimited liability corporation under the ABCA;

(g)	in the event that Barrick Shareholders representing in excess of 0.1% of the outstanding common shares of Barrick shall have exercised dissent or similar rights, Barrick shall have determined to proceed with the Arrangement; and

(h)	this Agreement shall not have been terminated under Article 7.

      The foregoing conditions are for the benefit of each of Barrick, Placer Dome and 1229605 and may be waived, in whole or in part, by any of Barrick, Placer Dome or 1229605 in writing at any time. If any of the foregoing conditions are not satisfied or waived on or before December 31, 2006, or such other date as may be agreed by the parties, then Barrick, Placer Dome or 1229605 may terminate this Agreement by written notice to each of the other parties.

6.2 Merger of Conditions

      The conditions set out in this Article shall be conclusively deemed to have been satisfied, waived or released upon the completion of the Arrangement.

ARTICLE 7

TERMINATION

7.1 Termination

      This Agreement may be terminated by written notice of any party to each of the other parties given at any time, including, without limitation, before or after (a) the Continuance and Arrangement Resolution is considered and/or passed or (b) the Interim Order or the Final Order is granted, before the Effective Date or in the circumstances contemplated in Article 6 without further action on the part of any party.

ARTICLE 8

GENERAL

8.1 Expenses

      The parties agree that all fees and expenses incurred in connection with the Arrangement, including, without limitation, financial advisors’ fees, filing fees, legal and accounting fees and printing and mailing costs, will be paid for by the party that incurred same.

8.2 Amendment

      This Agreement may, at any time and from time to time, be amended by mutual written agreement of the parties hereto without further notice to or authorization on the part of their respective shareholders or other security holders. The Plan of Arrangement may be amended, modified or supplemented in accordance with Article 3 of the Plan of Arrangement.

8.3 Notices

      Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to another party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, and if not, the next succeeding Business Day) and if sent by facsimile transmission be deemed to have been given and received on the date of receipt (if a Business Day, and if not, the next succeeding Business Day). Any party may waive any right to notice from another party that it may have under this Agreement, which waiver shall be made in writing and may be given before or after the time required for such notice.

      The address for notice of each of the parties hereto shall be as follows:

(a)	if to Barrick:

BCE Place, Suite 3700
161 Bay Street, P.O. Box 212
Toronto, ON M5J 2S1
Canada

Attention: General Counsel
Fax: (416) 861-2492

(b)	if to Placer Dome:

P.O. Box 49330
Bentall Postal Station
1600 — 1055 Dunsmuir St.
Vancouver, BC V7X 1P1
Canada

Attention: Chief Executive Officer
Fax: (604) 682-7092

(c)	if to 1229605:

c/o Fraser Milner Casgrain LLP
2900 Manulife Place
10180 101 Street
Edmonton, AB T5J 3V5
Canada

Attention: Michael Gluckman
Fax: (780) 423-7276

8.4 Entire Agreement

      This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

8.5 Governing Law

      This Agreement shall be governed by, and be construed in accordance with, the laws of Alberta and the laws of Canada applicable therein. Each party hereby irrevocably attorns to the jurisdiction of the courts of Alberta in respect of all matters arising under or in relation to this Agreement.

8.6 Waiver

      No waiver by any party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

8.7 Enurement and Assignment

      This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any party without the prior written consent of the other parties hereto.

8.8 Counterparts and Telecopies

      This Agreement may be executed in one or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Transmission by telecopier of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart, provided that the party so delivering such counterpart shall, promptly after such delivery, deliver the original of such counterpart of the Agreement to the other parties hereto.

      IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

BARRICK GOLD CORPORATION

By:	(Signed)

By:	(Signed)

PLACER DOME INC.

By:	(Signed)

By:	(Signed)

1229605 ALBERTA LTD.

By:	(Signed)

SCHEDULE 1

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

1.1	Definitions

      In this Plan of Arrangement:

(a)	“1229605” means 1229605 Alberta Ltd., a corporation existing under the ABCA which is a direct, wholly-owned subsidiary of Placer Dome;

(b)	“ABCA” means the Business Corporations Act (Alberta), as amended;

(c)	“Amalgamated Barrick” means the corporation continuing from the amalgamation of Barrick and Placer Dome pursuant to this Plan of Arrangement;

(d)	“Arrangement” means the arrangement pursuant to section 193 of the ABCA, on the terms and conditions set forth in this Plan of Arrangement;

(e)	“Barrick” means Barrick Gold Corporation, a corporation existing under the laws of the Province of Ontario;

(f)	“Barrick Articles” means the articles of Barrick in effect immediately prior to the occurrence or deemed occurrence of the first to occur of the events set out in Section 2.2 of this Plan of Arrangement;

(g)	“Barrick By-Laws” means the by-laws of Barrick in effect immediately prior to the occurrence or deemed occurrence of the first to occur of the events set out in Section 2.2 of this Plan of Arrangement;

(h)	“Barrick Meeting” means the meeting of the shareholders of Barrick to be held to, among other things, consider the Arrangement, and any adjournments thereof;

(i)	“Court” means the Court of Queen’s Bench of Alberta;

(j)	“Effective Date” means the date shown on the certificates issued by the Registrar pursuant to section 193(11) of the ABCA;

(k)	“OBCA” means the Business Corporations Act (Ontario), as amended;

(l)	“Placer Dome” means Placer Dome ULC., an unlimited liability corporation existing under the laws of Alberta (formerly Placer Dome Inc.) which is a direct, wholly-owned subsidiary of Barrick;

(m)	“Placer Dome Shares” means all of the shares in the capital of Placer Dome;

(n)	“Plan of Arrangement” means this plan of arrangement, and any amendment, modification or supplement thereto made in accordance with the terms hereof; and

(o)	“Registrar” has the meaning given to that term in the ABCA.

1.2	Headings and References

      The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

1.3	Number and Gender

      In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and a reference to a person shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof).

ARTICLE 2

THE ARRANGEMENT

2.1	Plan of Arrangement

(a)	This Plan of Arrangement constitutes an arrangement under section 193 of the ABCA.

(b)	This Plan of Arrangement, upon the filing of the articles of arrangement and the issue of the certificates pursuant to section 193(11) of the ABCA, will become effective, and be binding on and after the Effective Date, on: (i) the shareholders of Barrick, (ii) Barrick, (iii) Placer Dome, and (iv) 1229605.

(c)	The articles of arrangement and certificates of continuance, dissolution, amalgamation and discontinuance, as the case may be, shall be filed and issued, as applicable, with respect to this Arrangement in its entirety. Such certificates shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section 2.2 has become effective in the sequence set out therein.

2.2	Plan of Arrangement

      On the Effective Date, each of the events set out below shall occur and be deemed to occur successively in the following order without any further act or formality:

(a)	Barrick shall be continued as a corporation under the ABCA at which time:

(i)	Barrick shall become a corporation to which the ABCA applies as if Barrick had been incorporated under the ABCA;

(ii)	the registered office of Barrick shall be 2900 Manulife Place, 10180 101 Street, Edmonton, Alberta, T5J 3V5;

(iii)	the Barrick Articles shall be deemed to be the articles of incorporation of Barrick under the ABCA, except that:

(A)	all references to the OBCA and to section numbers in the OBCA shall be deemed to be references to the ABCA and the corresponding section numbers in the ABCA, respectively;

(B)	all references to the “Director” shall be deemed to be references to the Registrar; and

(C)	all references to the registered office of Barrick shall be deemed to be references to 2900 Manulife Place, 10180 101 Street, Edmonton, Alberta, T5J 3V5; and

(iv)	the certificate of continuance issued by the Registrar pursuant to section 193(11) of the ABCA shall be deemed to be the certificate of incorporation of Barrick;

(b)	1229605 shall be liquidated and dissolved and cease to exist, and all of its property shall be distributed to Placer Dome;

(c)	Barrick and Placer Dome shall be amalgamated and continue as one corporation, Amalgamated Barrick, and:

(i)	the Placer Dome Shares shall be cancelled without any repayment of capital in respect thereof;

(ii)	no securities will be issued by Amalgamated Barrick in connection with the amalgamation;

(iii)	the stated capital of Amalgamated Barrick will be the same as the stated capital of Barrick;

(iv)	the articles of Amalgamated Barrick shall be the same as the Barrick Articles, except that:

(A)	all references to the OBCA and to section numbers in the OBCA shall be deemed to be references to the ABCA and the corresponding section numbers in the ABCA, respectively;

(B)	all references to the “Director” shall be deemed to be references to the Registrar; and

(C)	all references to the registered office of Barrick shall be deemed to be references to 2900 Manulife Place, 10180 101 Street, Edmonton, Alberta, T5J 3V5;

(v)	the articles of Amalgamated Barrick shall be deemed to be the articles of incorporation of Amalgamated Barrick and the certificate of amalgamation issued by the Registrar pursuant to section 193(11) of the ABCA shall be deemed to be the certificate of incorporation of Amalgamated Barrick;

(vi)	the by-laws of Amalgamated Barrick shall be the same as the Barrick By-Laws;

(vii)	all authorizations previously given by the shareholders and board of directors of Barrick and its predecessors will be deemed to be authorizations given by the shareholders and board of directors of Amalgamated Barrick;

(viii)	the first directors of Amalgamated Barrick shall be the directors of Barrick;

(ix)	the first officers of Amalgamated Barrick shall be the officers of Barrick;

(x)	the auditors of Amalgamated Barrick shall be the auditors of Barrick; and

(xi)	the registered office of Amalgamated Barrick shall be the registered office of Barrick;

(d)	Amalgamated Barrick shall be authorized to continue from the laws of Alberta to the laws of Ontario; and

(e)	at the time that a certificate of continuance for Amalgamated Barrick is issued by the Director under the OBCA, Amalgamated Barrick shall be discontinued from the laws of Alberta and become an extra- provincial corporation under the ABCA as if it had been incorporated under the laws of Ontario.

2.3	Effect of Continuance

      The effect of the continuance of Barrick as a corporation under the ABCA provided in Section 2.2(a) shall be as follows:

(a)	the property of Barrick (at the time it was governed by the OBCA) shall continue to be the property of Barrick;

(b)	Barrick shall continue to be liable for the obligations of Barrick (at the time it was governed by the OBCA);

(c)	any existing cause of action, claim or liability to prosecution of Barrick (at the time it was governed by the OBCA) shall be unaffected;

(d)	any civil, criminal or administrative action or proceeding pending by or against Barrick (at the time it was governed by the OBCA) may be continued to be prosecuted by or against Barrick;

(e)	any conviction against, or ruling, order or judgment in favour of or against, Barrick (at the time it was governed by the OBCA) may be enforced by or against Barrick; and

(f)	a holder of shares of Barrick shall not, by reason of the continuance, be deprived of any right or privilege that such holder claims under, or be relieved of any liability in respect of, any issued share of Barrick.

2.4	Effect of Amalgamation

      The effect of the amalgamation of Barrick and Placer Dome as one corporation provided in Section 2.2(c) shall be as follows:

(a)	Barrick and Placer Dome shall continue as Amalgamated Barrick;

(b)	the property of each of Barrick and Placer Dome shall continue to be the property of Amalgamated Barrick;

(c)	Amalgamated Barrick shall continue to be liable for the obligations of each of Barrick and Placer Dome;

(d)	any existing cause of action, claim or liability to prosecution of either Barrick or Placer Dome shall be unaffected;

(e)	any civil, criminal or administrative action or proceeding pending by or against Barrick or Placer Dome may be continued to be prosecuted by or against Amalgamated Barrick; and

(f)	any conviction against or ruling, order or judgment in favour of or against, Barrick or Placer Dome may be enforced by or against Amalgamated Barrick.

ARTICLE 3

AMENDMENT

3.1	Amendment

(a)	Each of Barrick, Placer Dome and 1229605 reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by the others, (iii) filed with the Court, and (vi) communicated to the shareholders of Barrick, if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Barrick, Placer Dome or 1229605 at any time prior to the Barrick Meeting, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Barrick Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court shall be effective only if it is consented to by 1229605, Placer Dome and Barrick.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Amalgamated Barrick, provided that it concerns a matter which, in the reasonable opinion of Amalgamated Barrick, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement.

APPENDIX D

PETITION

Action No. 0603 03796

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF EDMONTON

IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, and a proposed Arrangement involving Barrick Gold Corporation, Placer Dome Inc., 1229605 Alberta Ltd. and the shareholders of Barrick Gold Corporation

BARRICK GOLD CORPORATION,

PLACER DOME INC., and
1229605 ALBERTA LTD.

Petitioners

PETITION

TO:	THE COURT OF QUEEN’S BENCH OF ALBERTA

TO:	THE EXECUTIVE DIRECTOR OF THE ALBERTA SECURITIES COMMISSION

      The Petition of 1229605 Alberta Ltd. (“1229605”), Barrick Gold Corporation (“Barrick”) and Placer Dome Inc. (“Placer Dome”) (collectively the “Petitioners”) is as follows:

1.	The Petitioner 1229605 is a body corporate governed by the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ABCA”). 1229605 is a direct, wholly-owned subsidiary of Placer Dome.

2.	The Petitioner Placer Dome is a corporation incorporated under the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended (the “CBCA”). Placer Dome is a direct, wholly-owned subsidiary of Barrick.

3.	The Petitioner Barrick is a corporation existing under the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (the “OBCA”).

4.	The Petitioners seek an Interim Order and directions of this Honourable Court under Section 193 of the ABCA relating to a meeting of the shareholders (the “Shareholders”) of Barrick to consider a proposed arrangement (the “Arrangement”) involving Barrick, Placer Dome, 1229605 and the shareholders of Barrick.

5.	If the Interim Order is granted, and Shareholder approval is obtained in accordance with the terms of the Interim Order, the Petitioners intend to apply on May 8, 2006 at 9:00 a.m. to this Honourable Court under Section 193 of the ABCA for a Final Order approving the Arrangement.

WHEREFORE THE PETITIONERS REQUEST:

(a)	an Interim Order and directions as to the holding of a meeting of the Shareholders to vote upon the Arrangement, the giving of notice of such meeting and the return of this Petition for a Final Order, the conduct of the vote and similar matters as seem just and reasonable in the circumstances or such further or other Order as this Honourable Court may permit;

(b)	an Order that the registered Shareholders shall have the right to dissent from the Arrangement pursuant to Section 185 of the OBCA or, if elected, Section 191 of the ABCA;

(c)	subject to further Order of this Court and provided that the Shareholders have approved the Arrangement at the meeting in the manner set forth in the Interim Order, and provided none of the boards of directors of Barrick, Placer Dome and 1229605 has revoked its approval, the Petitioners may proceed with an application for a Final Order for approval of the Arrangement; and

(d)	such other further orders, declarations and directions as this Court determines are appropriate, including any order abridging the time required for service of this petition.

      AND FURTHER TAKE NOTICE that the grounds upon which this petition is brought are as follows:

1.	It is not practicable to effect the result contemplated by the Arrangement under any other provision of the ABCA, and the plan of arrangement meets the requirements of section 193 of the ABCA.

      IN SUPPORT OF THIS PETITION will be read the Affidavit of Sybil Veenman, filed herein, and such further and other material as Counsel may advise.

      DATED at the City of Edmonton, in the Province of Alberta, this 21st day of March, 2006, AND DELIVERED BY Fraser Milner Casgrain LLP, Solicitors for the Petitioners, whose address for service is in care of the said solicitors at Fraser Milner Casgrain LLP, Barristers and Solicitors, 2900 Manulife Place, 10180 – 101 Street, Edmonton, Alberta, T5J 3V5, Attention: Mr. Barry Zalmanowitz, Q.C.

      ISSUED out of the Office of the Clerk of the Court of Queen’s Bench of Alberta, Judicial District of Edmonton, this 22nd day of March, 2006.

(Signed)

CLERK OF THE COURT OF QUEEN’S BENCH

NOTICE

TAKE NOTICE that counsel for the Petitioners intends to present this Petition to Chief Justice Wachowich in Chambers at the Law Courts, in the City of Edmonton, in the Province of Alberta, on Thursday, the 23rd day of March, 2006 at 9:30 a.m. for an Interim Order and, in the event an Interim Order is granted and subject to the terms of the Interim Order, to apply to the Court of Queen’s Bench of Alberta on May 8, 2006 at 9:00 a.m. or at such later date as the Court may direct, for a Final Order.

AND FURTHER TAKE NOTICE that you are entitled to appear at the above noted time and place and to make representation.

AND FURTHER TAKE NOTICE that in support of this Petition will be read the Affidavit of Sybil Veenman and such other material as counsel may advise or the Court may require.

DATED at the City of Edmonton, in the Province of Alberta, this 21st day of March, 2006.

FRASER MILNER CASGRAIN LLP

Per:	(Signed) Barry Zalmanowitz

Counsel for the Petitioner

ACTION NO. 0603 03796	2006

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF EDMONTON

IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, and a proposed Arrangement involving Barrick Gold Corporation, Placer Dome Inc., 1229605 Alberta Ltd. and the shareholders of Barrick Gold Corporation

BARRICK GOLD CORPORATION,

PLACER DOME INC., and
1229605 ALBERTA LTD.

Petitioners

PETITION

FRASER MILNER CASGRAIN LLP

2900 Manulife Place
10180 – 101 Street
Edmonton, Alberta
T5J 3V5

Solicitor: Barry Zalmanowitz, Q.C.
Telephone: (780) 423-7344
Facsimile: (780) 423-7276
File: 125621-383

APPENDIX E

INTERIM ORDER

Action No. 0603 03796

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF EDMONTON

IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, and a proposed Arrangement involving Barrick Gold Corporation, Placer Dome Inc., 1229605 Alberta Ltd. and the shareholders of Barrick Gold Corporation

BARRICK GOLD CORPORATION

PLACER DOME INC., and
1229605 ALBERTA LTD.

Petitioners

THE HONOURABLE CHIEF JUSTICE	)	AT THE LAW COURTS
A.H.J. WACHOWICH	)	IN EDMONTON, ALBERTA
IN CHAMBERS	)	ON THURSDAY, MARCH 23, 2006.

INTERIM ORDER

      UPON THE APPLICATION of 1229605 Alberta Ltd. (“1229605”), Barrick Gold Corporation (“Barrick”) and Placer Dome Inc. (“Placer Dome”); AND UPON reading the Petition and the affidavit of Sybil Veenman sworn on March 21, 2006 (the “Affidavit”); AND UPON hearing counsel for Barrick, Placer Dome and 1229605; AND UPON noting that the Executive Director of the Alberta Securities Commission (the “Executive Director”) has been given notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ABCA”);

FOR THE PURPOSES OF THIS ORDER:

(a)	the capitalized terms not defined in this Order shall have the respective meanings attributed to them in the draft management proxy circular of Barrick (the “Circular”), which is attached as Exhibit B to the Affidavit of Sybil Veenman of Barrick; and

(b)	all references to “Arrangement” mean the Plan of Arrangement as described in the Affidavit and in the form attached as Schedule 1 to the Arrangement Agreement, which is attached as Exhibit A to the Affidavit.

IT IS ORDERED AND DECLARED THAT:

General

1.	Barrick shall seek approval of the Arrangement by the holders of its common shares and the holder of its First Preferred Shares, Series C Special Voting Share (collectively, the “Common Shares”) in the manner set out below.

Meeting of Barrick Shareholders

2.	Barrick shall call, hold and conduct its annual and special meeting (the “Meeting”) of the holders of Barrick Common Shares (the “Shareholders”) on or about May 4, 2006 and, in any event, no later than

December 31, 2006 to, among other things, consider and, if deemed advisable, to pass, with or without variation, a special resolution approving the continuance of Barrick into Alberta and the Arrangement (the “Continuance and Arrangement Resolution”) substantially in the form of the draft resolution attached as Appendix B to the Circular, and to conduct such other business set out in the Circular or as otherwise may properly be brought before the Meeting.

3.	The Meeting shall be called, held and conducted according to the provisions of the Business Corporations Act (Ontario) (“OBCA”), the by-laws of Barrick (unless varied by this Order), the Circular, this Order, and the rulings and directions of the Chairman of the Meeting. To the extent of any inconsistency, this Order governs the Meeting.

4.	The quorum at the Meeting shall be 2 persons present in person or by proxy and holding or representing not less than 20% of the total number of votes attaching to the issued shares of Barrick enjoying voting rights. If no quorum is present within 30 minutes of the appointed Meeting time, the Meeting shall stand adjourned to a date 7 to 30 days later, as determined by the Chairman of the Meeting. No notice of any adjourned Meeting is required and those persons present in person or by proxy entitled to vote at the adjourned Meeting (if at least 2 persons), will be a quorum for that Meeting.

5.	The procedure for the use of proxies at the Meeting shall be as set out in the Circular.

6.	Subject to the terms set out below, for the vote on the Continuance and Arrangement Resolution at the Meeting, a Shareholder shall be entitled to one vote for each Common Share with the exception of the holder of the First Preferred Shares, Series C Special Voting Share who shall be entitled to the number of votes equal to the number of exchangeable shares of Barrick Gold Inc. outstanding as of the record date for the Meeting which are not owned by Barrick or any subsidiary or affiliate thereof multiplied by 0.53.

7.	Barrick may in its discretion waive generally the time limits for the deposit of proxies by Shareholders, if Barrick deems it advisable to do so.

Record Date

8.	The record date for determining the registered Shareholders entitled to receive the Meeting Materials (as defined in paragraph 10 below) and vote at the Meeting shall be the close of business on March 16, 2006 (the “Record Date”).

9.	Any registered Shareholder as at the close of business on the Record Date, may attend the Meeting and vote at the Meeting, either in person or by proxy using the form of instrument of proxy provided by Barrick. The by-laws of Barrick and the OBCA will apply to persons who become registered Shareholders after the Record Date.

Notice

10.	On or about March 31, 2006 and in any event, no later than 21 days prior to the day of the Meeting, Barrick shall mail or deliver in the manner set out in paragraph 11, to Shareholders on the Record Date, and to the directors and auditors of Barrick and to the Executive Director the following:

(i)	a Notice of Meeting of Barrick;

(ii)	the Circular;

(iii)	the Petition; and

(iv) a copy of this Order (which may be attached as an appendix to the Circular),

(collectively, the “Meeting Materials”) all in substantially the forms which are incorporated in Exhibit B to the Affidavit of Sybil Veenman, with such amendments as may be considered necessary or advisable (provided that such amendments are not inconsistent with the terms of this Order), together with instruments of proxy and such other material as Barrick may consider fit. This mailing or delivery shall constitute service of notice of the Petition, the Meeting and the hearing under the Petition for the Final

Order approving the Arrangement. Barrick shall not be required to make any other service on any other persons or of any other materials for these proceedings. In calculating the 21-day period, the date of mailing shall be included, but not the date of the Meeting.

11.	The Meeting Materials shall be sent by one or more of the following methods:

(i)	in the case of the registered Shareholders (other than lost shareholders, being those Shareholders whose mailings have been returned to sender for three consecutive mailings), by electronic delivery, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of Barrick as of the Record Date;

(ii)	in the case of beneficial owners (as defined in National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, adopted by the Canadian securities regulatory authorities) of Common Shares, by providing multiple copies of the Meeting Materials to intermediaries and registered nominees in a timely manner;

(iii)	in the case of the directors of Barrick, by electronic delivery, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to the individual directors;

(iv)	in the case of the Executive Director, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to the Executive Director; and

(v)	in the case of the auditors of Barrick, by electronic delivery, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to the firm of auditors;

and that such mailing, delivery and distribution shall constitute good and sufficient notice of the Meeting upon such persons.

12.	The accidental failure or omission on a de minimis basis to give notice of the Meeting to any one or more Shareholders or any other person, or any failure or omission to give notice as a result of events beyond the reasonable control of Barrick (including, without limitation, any inability to utilize, or delay caused by the use of, postal services) shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting.

Amendments and Revocation

13.	Barrick, Placer Dome or 1229605 may make such amendments, modifications or supplements to the Plan of Arrangement in accordance with the provisions thereof as such person may determine. Any such amendments, modifications or supplements, if so proposed and accepted by the persons voting at the Barrick Meeting, shall become part of the Arrangement for all purposes.

14.	Barrick may decide, in its sole and absolute discretion, (a) not to put the Arrangement to a vote of its Shareholders, in which case no final order in respect of the Arrangement shall be sought, or (b) not to seek a final order in respect of the Arrangement, and in either case this Order shall cease to have any effect.

Voting

15.	All Common Shares shall vote as a single class.

16.	Each holder of a Common Share of Barrick will be entitled to one (1) vote per Common Share held and the holder of the First Preferred Shares, Series C Special Voting Share will be entitled to the number of votes specified in the articles of amendment of Barrick describing the voting rights of such share.

17.	Subject to further order of this Court, the Continuance and Arrangement Resolution will be considered to have been adopted by the Shareholders upon approval by at least 66 2/3% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting.

18.	Only those Shareholders present or represented by proxy at the Meeting who are entitled to vote at the meeting pursuant to the provisions of the OBCA shall be entitled to vote at the Meeting and, for the purposes of the Meeting, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast.

Dissent Rights

19.	In accordance with the terms of the Arrangement, registered holders of Barrick’s common shares shall be entitled to a right to dissent from the continuance of Barrick into Alberta and the Arrangement, and seek fair value for their common shares from Barrick.

20.	A Shareholder wishing to exercise its right to dissent may exercise such right of dissent in accordance with Section 185 of the OBCA or, if so elected by such Shareholder in the manner described in the Circular, in accordance with Section 191 of the ABCA, provided that in either case, such Shareholder strictly complies with the requirements of Section 185 of the OBCA or, if elected, Section 191 of the ABCA.

Final Application

21.	Subject to further Order of this Court and provided that the Shareholders have approved the Arrangement at the Meeting in the manner set forth in this Order, and provided none of the boards of directors of Barrick, Placer Dome and 1229605 has revoked its approval, Barrick, Placer Dome and 1229605 may proceed with an application for a Final Order for approval of the Arrangement at 9:00 a.m. (Edmonton time) on May 8, 2006 at the Law Courts, Edmonton, Alberta or such time thereafter as counsel may be heard. Subject to the Final Order, and to the filing of the Articles of the Arrangement, Barrick, all Shareholders, Placer Dome and 1229605 will be bound by the Arrangement in accordance with its terms.

22.	Service of the Petition, in accordance with paragraphs 10 and 11 of this Order, shall constitute good and sufficient service of such Petition upon all persons who are entitled to receive notice of such Petition pursuant to the Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, unless a Shareholder or other interested party (collectively “Interested Party”), desiring to appear and make submissions at the application for the Final Order, files with this Court and serves upon Barrick and its counsel on or before 12:00 Noon (Edmonton time) on April 28, 2006, a Notice of Intention to Appear, setting out the Interested Party’s address for service together with any evidence or materials which are to be presented to the Court. Service of such notice on Barrick shall be effected by service upon its counsel, Fraser Milner Casgrain LLP, Attention: Barry Zalmanowitz, Q.C. at the address set out on the back page of this Order.

23.	If the application for Final Order for approval of the Arrangement is adjourned, only those parties appearing before this Court for the application for the Final Order and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 22 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

24.	Each of 1229605, Barrick or Placer Dome is entitled at any time to seek leave to vary this Order upon the terms that the Court may direct.

“A.H.J. Wachowich”

C.J.C.Q.B.A.

ENTERED this 23rd day of March, 2006.

(Signed)

Clerk of the Court of Queen’s Bench

Action No. 0603 03796	2006

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF EDMONTON

IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, and a proposed Arrangement involving Barrick Gold Corporation, Placer Dome Inc., 1229605 Alberta Ltd. and the shareholders of Barrick Gold Corporation

BARRICK GOLD CORPORATION
PLACER DOME INC., and
1229605 ALBERTA LTD.

Petitioners

INTERIM ORDER

FRASER MILNER CASGRAIN LLP
2900 Manulife Place
10180-101 Street
Edmonton, AB T5J 3V5

Solicitor: Barry Zalmanowitz, Q.C.
Telephone: (780) 423-7344
Facsimile: (780) 423-7276
File: 125621-383

APPENDIX F

SECTION 185 OF THE OBCA

185(1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2)	If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170(5) or (6).

(3)	A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4)	In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6)	A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

(7)	The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8)	The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9)	A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10)	A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

(11)	Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12)	A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13)	A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14)	On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)	the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15)	A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)	a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16)	Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17)	Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18)	Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19)	If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20)	A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21)	If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22)	Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23)	All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24)	Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25)	The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26)	The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

(27)	The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28)	Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29)	Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

(31)	Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32)	The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

APPENDIX G

SECTION 191 OF THE ABCA

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)	A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)	In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)	if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)	An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)	If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)	A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)	joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)	On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)	the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder’s dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)	The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)	Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

APPENDIX H

PROPOSAL SUBMITTED BY SHAREHOLDERS

      Les Soeurs de Sainte-Anne du Québec and Comité Syndical National de Retraite Bâtirente have withdrawn a proposal concerning the Pascua-Lama Project and the potential impact on the water sources of the surrounding agricultural valleys in Chile and Argentina in recognition of Barrick’s commitment to publish on its website by October 2006, a distinct report on how the Pascua-Lama project respects 1) the right to water, as described in the General Comment 15 by the Committee monitoring the Covenant on Economic, Social and Cultural Rights of the United Nations, 2) the precautionary principle, as defined in the Rio Declaration on Environment and Development, and 3) the IFC-World Bank guideline on public consultation and disclosure of information (OP 4.01). On point 1) the report will specifically address current and planned mitigation measures as well as plans to monitor water quality and how the project will impact access for water users in the valleys. On point 3) the report will describe how the company will continue to monitor community support all along the project life.

      Barrick is engaging in dialogue with these shareholders and plans to work collaboratively to address their concerns in a constructive manner. Barrick has the primary responsibility to ensure that it complies with, or exceeds, all regulatory and legal obligations in the jurisdictions where it operates. As a leading global company, Barrick is also committed to applying, where appropriate, international standards and industry best practices which may exceed the local requirements.

      The Chilean Government has in place a robust regulatory regime which ensures that projects developed under its authority meet the required environmental and social standards. These laws and requirements are in themselves largely based on international standards and locally acceptable practices. In the case of the Pascua-Lama Project, Barrick has complied with all Chilean regulatory requirements relating to environmental and social matters and surpassed them in a number of important areas, including environmental mitigation programs and stakeholder consultation. The Pascua-Lama Project has been designed to preserve the quality and quantity of water in the Huasco Valley. Multiple preventive mechanisms have been put in place to negate or mitigate any potential environmental impacts. An extensive program of community development, local procurement and local employment has been implemented to enhance the benefits to the local community.

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